Expand Retail Franchise

Expand Retail Franchise

Expand Retail Franchise

STRATEGIES TO INCREASE VALUE:

Expand Retail Franchise

Efficiently Utilize Capital

Manage Equity Investment

ANNUAL REPORT 2003

Charter Financial™
CORPORATION

Charter Financial Corporation Profile

Charter Financial Corporation is a savings and loan holding company and parent of 50-year-old CharterBank, a full-service community bank and a federal savings institution. The bank is headquartered in West Point, Georgia, and operates eight full-service branches on the I-85 corridor from LaGrange, Georgia, to Auburn, Alabama.

Charter Financial's growth strategy is composed of three primary elements: build the CharterBank retail franchise; manage substantial holdings in Freddie Mac common stock and leverage its strong capital base to increase shareholder value. On a consolidated basis, Charter Financial Corporation owns 4.6 million shares of Freddie Mac common stock with an unrealized gain of approximately $236.6 million at September 30, 2003. Charter Financial's near-term plans are to solidify and expand its presence in the growing communities of Auburn-Opelika and LaGrange by capturing additional market share, primarily through a convenience and service strategy.

Charter Financial Corporation and subsidiary CharterBank completed a reorganization into a mutual holding company structure and related initial public offering of the company's common stock in October 2001. The Federal Deposit Insurance Corporation insures CharterBank's deposits.

According to Charts


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
1999
2000
2001
2002
2003

CAPITAL RATIO

CORE DEPOSITS


120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03


$40
$35
$30
$25
$20
$15
$10
$5
$0
Issue
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03

CHFN PRICE

Letter to Shareholders:

Strategies to Increase Value



ROBERT L. JOHNSON
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholder:

Fiscal 2003 was another solid year for Charter Financial Corporation. We continued to execute the three key elements of our growth strategy: build the CharterBank retail franchise, manage our Freddie Mac common stock holdings and effectively administer a strong capital base to increase shareholder value.

During the year we reached the $1 billion mark in total assets, up from $982.6 million at the end of fiscal 2002. Charter Financial's net income for fiscal 2003 increased to $3.1 million, or 16 cents per share, from $2.9 million, or 15 cents per share, a year earlier.

Although the low interest-rate environment continued to exert some pressure on our operating results, overall we consider the year to have been a success. More important than the raw numbers are the steps we took toward achieving our long-term goal to build value as CharterBank enters its 50th year.

Expanding The Retail Bank

In building our retail bank franchise, we continued our expansion along the I-85 corridor extending east and west from our West Point, Georgia, headquarters area on the Alabama-Georgia state line.

The February 2003 acquisition of EBA BancShares Inc. and its subsidiary, Eagle Bank of Alabama, added three full-service branches to the one we already had established in the growing Auburn-Opelika, Alabama, area. We now have a total of eight full-service locations and four loan production offices. In addition to Auburn-Opelika, we have full-service branches in our West Point headquarters, in Valley, Alabama, and in LaGrange, Georgia. The EBA acquisition brought in an additional $55.3 million in loans and $60.7 million in retail deposits. Those additions contributed to a 40 percent increase in loans outstanding to $292.6 million and a one-third increase in retail deposits to $229.6 million at year-end fiscal 2003.

Our loan originations, benefiting from low interest rates and a high level of residential mortgage refinancing, increased nearly 75 percent to $338.9 million in fiscal 2003. In addition to growth in our core portfolio of one-to-four-family residential mortgages, we also benefited from our decision to prudently expand our origination of commercial, consumer and real estate construction loans. As with all of our lending activities, we take a measured approach in minimizing our risk and exposure to fluctuations in interest rates.

While the refinancing boom benefited us in terms of fees and other income, it also had adverse effects in the form of prepayments on loans we held as well as yield reductions on some of our mortgage-related investments.

Managing Freddie Mac Investment

We continued to actively manage our Freddie Mac stock portfolio, which at year-end 2003 accounted for about $236.6 million in unrealized pretax gain—the difference between our cost basis when we made a series of well-timed investments in the mid to late 1980s and the current market value of the stock. On a consolidated basis, Charter Financial owns about 4.6 million shares of Freddie Mac stock.

In the third quarter of fiscal 2003, we initiated a pilot program of writing covered call options on 250,000 shares of Freddie Mac stock to enhance its yield. We earned $52,000 in income from writing the options. During the fourth quarter holders of our call options exercised options to purchase 15,000 shares of Freddie Mac stock from Charter Financial, resulting in a pretax gain of $773,000 for our company.

We intend to maintain a significant position in Freddie Mac stock for the foreseeable future. Although Freddie Mac had some well-publicized difficulties in 2003, we see potential for appreciation of the value of Freddie Mac stock. We will, however, continue to examine our management strategies, including writing covered call options, as a means of maximizing the value of our Freddie Mac investment for shareholders.

Effectively Deploying Capital

The third prong in our long-term growth strategy is to effectively deploy our strong capital base to enhance value for our shareholders. One component was doubling the dividend to 20 cents per share from 10 cents, beginning with the dividend declared last May.

The owner of about 80 percent of Charter's outstanding shares, First Charter MHC, has waived its right to receive dividends. That, in effect, means the public shareholders who own 20 percent of the stock reap 100 percent of the benefits of dividends. Although contingent upon continued approval from federal regulators, First Charter has indicated that it intends to continue the waiver.

We will continue to examine other means of employing our capital to benefit shareholders, including, when appropriate, returns of capital or share repurchases. At this time we do not have plans to proceed along those lines but will continually evaluate our position.

The EBA acquisition also represented a value-driven deployment of capital, with the $8.4 million cash transaction contributing to expansion of the bank. We have begun planning for construction of another branch in Auburn, home of Auburn University, and plan to add a branch in LaGrange, another growth area.

Near-Term Strategy

For the near-term, our focus will be to solidify our positions in what amounts to three current market areas: LaGrange, the Valley and Auburn-Opelika. We already have a strong market share in the Valley, but still have room for growth as the only locally owned and operated bank in the region. In the other two areas, we see the potential for substantial increases in market share, driven by the addition of new branches.

In growing our customer base, we concentrate on providing unsurpassed customer service. Through structured training and continual reinforcement, we strive to create a culture of service among our employees and to make that the foundation of our dealings with customers.

We also stress our added conveniences, including extended hours, quality locations, drive-through ATMs and telephone and Internet banking. We believe those conveniences, as well as our standing as a "hometown bank" in an environment of mega-bank takeovers, will help us expand our relationships.

Returning Benefits To The Community

Our charitable arm, The Charter Foundation, helps solidify our ties with the communities we serve through grants to local nonprofit organizations. In fiscal 2003, the foundation awarded about $425,000 in grants.

Customers of CharterBank retail branches help select some of the recipients through an annual vote for eligible nonprofit organizations. The community participation began as a pilot program in West Point and Valley in 2002 expanded to LaGrange in 2003 and will be implemented in the Opelika-Auburn area in 2004. The top three winners in each area receive grants.

As always, our strong showing in fiscal 2003—our first full year as a public company— was a team effort blending the talents and enthusiasm of our board of directors, management and staff. And, of course, our thanks go out to our loyal customers—longtime as well as new—and our shareholders, all of whom contributed to our success.

Fiscal 2003 was a good year, but with the help of all our stakeholders our goal is to continually improve. We look forward to another year of growth in 2004, maximizing the benefit for our customers and enhancing the value of our shareholders' investment in Charter Financial Corporation.

Sincerely,

Robert L. Johnson
President and Chief Executive Officer

Our Board of Directors



Thomas M. Lane

David L. Strobel

David Zimri Cauble, III

William B. Hudson

Robert L. Johnson

John W. Johnson, Jr.

Jane W. Darden

The CharterBank focus:

The concept of "An Entirely New Banking Experience" is the thrust of CharterBank's new image-and-brand campaign. A series of ads such as this one-appears in community newspapers in all CharterBank retail locations. The promise of the ads is fulfilled when our customers experience the atmosphere of personalized service and banking amenities that characterizes all CharterBank branches.

"An Entirely New Banking Experience"



An Entirely New Banking Experience
When a customer comes into CharterBank,
we want that experience to be as different to banking as SEC championship football is to peewee football. Whether by person, in one of our lobbies, by phone, through a drive-up, CharterBank.net or an ATM, when you've banked with Charter, we want you to leave smiling and a little bit amazed!
CharterBank is about you, not us.
So, that means we ask a lot of ourselves. We want you to feel energy when you talk to us. And that everybody on the CharterTeam is here to see that you're served JUST the way you want to be. That we're working together with you, with a sense of urgency.
Lots of folks are in a hurry,
so we want to be fast and accurate. But others savor an outing to our lobby where they can talk with friends and staff, catch up on financial and town news and drink the finest personally brewed coffee we found anywhere. (Does that speak to our quality commitment?)
Whatever you need, fast or unhurried,
lots of detailed explanation or a quick overview, we want the Charter Customer Experience to be a very personal, custom-tailored interaction, just for you.
It's one-on-one; it's wide open; it's going that extra mile.
News
2003
Voted Best Financial Institution of Lee County
Front: John Harrell and Jane Hubbard; Back: Elaine Rhodes, David Canon, Bob Johnson and Brooke Todd
We want you to try us at CharterBank.
See if we're not different from any bank you've ever used. TOTALLY FREE checking, CD's, business banking, mortgage loans, equity loans, refinancing.
It's all here. From early to late with the longest hours in town. It's not just banking.
It's the CharterBank Customer Experience.
University Drive • Moores Mill • Midway Plaza • Downtown Opelika
(800)-763-4444 • www.charterbank.net
FDIC
Charter Bank
An Entirely New Banking Experience

Building on a Successful Formula for Growth

As we strive to build our retail bank franchise, we remain focused on the formula that has proven successful in attracting and retaining customers for our CharterBank subsidiary: unsurpassed convenience and friendly, responsive service. The "hometown bank" atmosphere - coupled with enhanced access through extended hours, internet and telephone banking and convenient ATM locations - have served us well as CharterBank enters its 50th year.

We also continually evaluate our facilities to ensure they are operating at peak efficiency and in the high-growth and high-traffic areas that have the greatest potential for success in our marketplace. For example, we have already relocated one of the branches we acquired in the recent Eagle Bank acquisition and we are planning on relocating and upgrading two others in the Auburn-Opelika market. This is at the western end of current market area. In La Grange, Georgia, at the eastern edge of our market, construction is underway on a new full-service facility.

Our near-term strategy is to increase market share in our current service area along the Interstate-85 corridor through building or acquiring new branches as well as attracting new customers to existing facilities.

Further out - or earlier, if exceptional possibilities present themselves - our goal is to continue expanding geographically. We are continually on the lookout for opportunities in our current markets and adjacent areas and believe our capital strength permits us to respond appropriately given the right circumstances.

But we also recognize that retaining our customers is the real key to long-term growth. That's why when our customers walk into a CharterBank branch we want them to be greeted by a friendly staff dedicated to meeting their banking needs.

Our sales philosophy is to help our customers make decisions that are right for them, and we continually work to upgrade and improve products and services for an even better banking experience. We combine teamwork with technology to keep CharterBank at the forefront as the performance leader in banking. Through structured training, positive reinforcement and constant example, our culture stresses service as the foundation of all our dealings with customers.

As part of being the hometown bank, we also try to help improve the quality of life in each of our retail locations through grants from The Charter Foundation. Last year, we awarded about $425,000 in grants to charitable organizations in our communities. Customers in our branch locations help select the recipients.

As we continue to expand in the years ahead, we pledge never to lose sight of the importance of serving the customers who helped us grow.


INTERNET BANKING
www.charterbank.net

Service, Convenience and Great Products

- High-performance checking
- Internet banking
- Telephone banking
- Convenient drive-through service
- Banking hours that meet customer needs
- ATMs
- An involved corporate citizen in every community where we do business

SELECTED FINANCIAL DATA

The summary information presented below at September 30 and for each of the years presented is derived in part from the consolidated financial statements of Charter Financial. The following information is only a summary, and you should read it in conjunction with our consolidated financial statements and notes beginning on page F-1.

	At September 30,				
	2003	2002	2001	2000	1999
			(In thousands)		
Selected Financial Data: (1)					
Total assets	$1,000,495	$ 982,563	$ 894,920	$ 920,962	$ 883,686
Loans receivable, net(2)	292,553	208,654	224,591	253,467	208,456
Investment and mortgage securities available for sale(3)	416,061	467,999	326,614	381,590	388,704
Freddie Mac common stock & other equity securities	242,904	260,215	302,623	251,661	242,336
Retail deposits	229,649	173,078	163,982	144,482	153,731
Total deposits	279,386	210,746	200,355	274,371	282,965
Deferred income taxes	88,196	96,040	112,379	92,120	88,869
Total borrowings	388,441	410,963	309,424	352,219	312,867
Total retained earnings	59,190	58,225	56,058	51,029	50,157
Accumulated other comprehensive income(4)	143,941	155,961	180,858	139,900	135,241
Total equity	230,359	249,166	236,916	190,929	185,398
Allowance for loan losses	6,780	5,179	5,290	6,346	5,710
Non-performing assets	5,808	3,683	2,746	3,461	2,211

	For the Years Ended September 30,				
	2003	2002	2001	2000	1999
			(In thousands)		
Selected Operating Data: (1)					
Interest and dividend income	$ 34,335	$ 37,740	$ 48,071	$ 53,949	$ 36,741
Interest expense	18,805	21,845	31,645	36,647	23,341
Net interest income	15,530	15,895	16,426	17,302	13,400
Provision for loan losses	25	250	500	1,410	240
Net interest and dividend income after provision for loan losses	15,505	15,645	15,926	15,892	13,160
Total noninterest income	5,733	1,939	1,652	1,949	38,749
Total noninterest expenses	18,064	14,200	11,416	15,943	10,749
Income before provision for income taxes	3,174	3,384	6,162	1,898	41,160
Income tax expense	83	484	1,406	1,260	14,333
Net income	$ 3,091	$ 2,900	$ 4,756	$ 638	$ 26,827
Basic earnings per share	$ 0.16	$ 0.15	-	-	-
Fully diluted earnings per share	$ 0.16	$ 0.15	-	-	-
Dividends declared per share	$ 0.60	$ 0.20	-	-	-

(1) Reflects assets and liabilities transferred in reorganization on October 16, 2001 and income and expenses related thereto.

(2) Loans are shown net of deferred loan (fees) costs and allowance for loan losses and exclude loans held for sale.

(3) Includes all CharterBank investment and mortgage securities available for sale excluding Freddie Mac common stock.

(4) Consists of unrealized holding gains and losses on Freddie Mac common stock, investments, mortgage-backed securities and collateralized mortgage obligations classified as available for sale, net of income taxes.

	At or for the Years Ended September 30,				
	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data(5):					
Performance:					
Return on realized assets(6)	0.43%	0.43%	0.76%	0.09%	5.41%
Return on average assets	0.32	0.29	0.52	0.07	3.46
Comprehensive return on average assets(7)	(0.91)	(2.17)	4.98	0.59	0.32
Return on realized equity(6)	3.53	3.11	8.61	1.18	68.01
Return on average equity	1.26	1.06	2.08	0.38	12.70
Comprehensive return on average equity(8)	(3.64)	(7.06)	19.98	3.13	1.19
Average equity to average assets	25.07	30.68	24.92	18.90	27.25
Equity to total assets at end of period	23.02	25.36	26.47	20.73	20.98
Average interest rate spread(9)	0.49	0.10	(0.34)	0.37	(0.42)
Net interest margin(9)(10)	1.62	1.67	1.83	1.99	1.75
Average interest-earning assets to average interest-bearing liabilities	1.57x	1.69x	1.61 x	1.38 x	1.71 x
Total noninterest expense to average assets	1.85%	1.40%	1.24%	1.78%	1.39%
Efficiency ratio(11)	88.73	76.14	63.15	82.27	54.33
Regulatory Capital Ratios:					
Tangible capital	8.78	10.16	9.44	7.49	7.02
Core capital	8.78	10.16	9.44	7.49	7.02
Risk-based capital	27.23	32.67	29.94	26.45	36.66
Asset Quality Ratios:					
Non-performing loans as a percent of total loans	1.71	1.41	1.01	1.09	0.93
Non-performing assets as a percent of total assets	0.58	0.38	0.31	0.38	0.25
Allowance for loan losses as a percent of total loans	2.26	2.42	2.30	2.44	2.67
Allowance for loan losses as a ratio of non-performing loans	1.32 x	1.30 x	2.28 x	2.24 x	2.87 x
Number of:					
Full-time equivalent employees	188	147	130	126	129

(5) Asset quality ratios and regulatory capital ratios are end of period ratios.

(6) Realized assets and equity exclude unrealized gains on available for sale securities. Please see the Ratio Analysis section in the Management's Discussion and Analysis for further discussion.

(7) Comprehensive return on average assets represents comprehensive income divided by average assets. We believe that this information is relevant because, in contrast to other financial institutions, a vast majority of Charter Financial's comprehensive income is in the form of other comprehensive income instead of net income due to Charter Financial's significant investment in Freddie Mac common stock. Please see the Ratio Analysis section in the Management's Discussion and Analysis for further discussion.

(8) Comprehensive return on average equity represents comprehensive income divided by average equity. We believe that this information is relevant because, in contrast to other financial institutions, a vast majority of Charter Financial's comprehensive income is in the form of other comprehensive income instead of net income due to Charter Financial's significant investment in Freddie Mac common stock. Please see the Ratio Analysis section in the Management's Discussion and Analysis for further discussion.

(9) The net interest spread and net interest margin are significantly impacted by the large balances of Freddie Mac common stock and the low dividend yield on that stock. Please see the net interest margin discussion in MD&A for a discussion of this impact.

(10) Net interest margin represents net interest income including dividend income from Freddie Mac common stock as a percentage of average interest-earning assets including Freddie Mac common stock.

(11) The efficiency ratio represents the ratio of operating expenses (excluding certain elements of charitable contributions which relate to appreciation of donated stock) divided by the sum of net interest income and noninterest income less gain on sales of investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Charter Financial Corporation is the mid-tier holding company and the sole shareholder of CharterBank. In October 2001, Charter Financial was formed in connection with the conversion of the Bank from mutual to stock form ("Conversion"). At that time, the Company issued 80% or 15,857,924 shares of its common stock to First Charter, MHC ("MHC"). The Conversion, the offering of stock to depositors, and the issuance of Company stock to the MHC are referred to collectively as the "Reorganization". As a result of this reorganization, the Bank converted to a federally chartered savings bank and became a wholly-owned subsidiary of the Company, which is majority owned by the MHC, a federally chartered mutual holding company. Charter Financial's common stock is traded on the NASDAQ National Market under the symbol "CHFN". All references to Charter Financial prior to October 16, 2001, except where otherwise indicated, are to CharterBank.

Our principal business is attracting deposits from the general public and investing those funds primarily in real estate loans. We also own 4.6 million shares of Freddie Mac common stock with an after tax unrealized gain of $145.3 million. While our primary businesses are the collecting of deposits from the general public and investing those funds in real estate loans, we also make consumer, construction and commercial loans and invest in mortgage-related and investment securities.

The Company's results of operations are primarily dependent on our net interest income, which is the difference between the interest and dividend income we earn on loans, mortgage related securities and investments, and the interest expense we pay on deposits and borrowings. Our net interest income is affected by economic, competitive and regulatory factors that influence interest rates, loan demand and deposit flows. In addition, we, like other savings institution holding companies, are subject to interest rate risk to the degree that our interest- earning assets mature, prepay or reprice at different times, or on a different basis, than our interest-bearing liabilities.

Our results of operations are also affected by, among other things, gains or losses on loans held for sale, fee income received, gains or losses on the sale of Freddie Mac common stock or other mortgage or investment securities, the establishment of provisions for losses on loans, the level of operating expenses and income taxes. Our operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, marketing expenses and other general and administrative expenses.

The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are affected by a number of factors including interest rates paid on competing personal investments, the level of personal income and the personal rate of savings within our market area. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, borrowings and funds provided from operations.

Effective February 2003, Charter Financial acquired all of the outstanding shares of EBA Bancshares, Inc., Opelika, Alabama, and its wholly-owned banking subsidiary, Eagle Bank of Alabama, for a purchase price of approximately $8.6 million cash. The acquisition added three branches in the growing Auburn-Opelika area of Alabama, home of Auburn University, with $55.3 million in loans and $60.7 million in retail deposits.

The table below shows quarterly operating results for the past eight quarters.

	2003				2002			
	1st qtr.	2nd qtr.	3rd qtr.	4th qtr.	1st qtr.	2nd qtr.	3rd qtr.	4th qtr.
Interest and dividend income	$ 8,583	8,384	8,545	8,824	$ 9,540	8,847	9,381	9,971
Interest expense	5,021	4,712	4,594	4,479	5,716	5,318	5,352	5,459
Net interest and dividend income	3,562	3,672	3,951	4,345	3,824	3,529	4,029	4,512
Provision for loan losses	-	-	-	25	150	25	75	-
Net interest and dividend income after provision for loan losses	3,562	3,672	3,951	4,320	3,674	3,504	3,954	4,512
Noninterest income (loss)	1,140	1,088	1,426	2,078	1,232	1,039	(707)	376
Noninterest expense	4,139	4,560	4,752	4,612	3,965	3,564	3,168	3,503
Income before provision for income taxes	563	200	624	1,786*	941	979	79	1,385
Income tax expense (benefit)	64	36	80	(98)**	209	180	(114)	209
Net income	$ 499	$ 164	$ 544	$ 1,884	$ 732	$ 799	$ 193	$1,176

*Reflects the sale of 15,000 shares of Freddie Mac common stock related to the covered call program, resulting in a gain of approximately $773,000.

**Reflects the interaction of the Freddie Mac common stock sale with the exclusion of the Freddie Mac common stock dividends from income taxes resulting in an income tax benefit for the quarter.

Critical Accounting Policies

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.

These policies are described in Note 1 to the consolidated financial statements. Also please see "Asset Quality" on page 18 for a further discussion of the Company's methodology in determining the allowance. The accounting and financial reporting policies of Charter Financial Corporation conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Of these policies, management has identified the allowance for loan losses as one of the most critical accounting policies that requires difficult subjective judgment and is important to the presentation of the financial condition and results of operations of the Company.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that become uncollectible, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, historical loss rates, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect a borrower's ability to repay.

The Company segments its allowance for loan losses into the following four major categories: 1) specific reserves; 2) general reserves for Classified/Watch loans; 3) general reserves for loans with satisfactory ratings; and 4) an unallocated amount. Risk ratings are initially assigned in accordance with CharterBank's loan and collection policy. An organizationally independent department reviews risk grade assignments on an ongoing basis. Management reviews current information and events regarding a borrowers' financial condition and strengths, cash flows available for debt repayment, the related collateral supporting the loan and the effects of known and expected economic conditions. When the evaluation reflects a greater than normal risk associated with the individual loan, management classifies the loan accordingly. If the loan is determined to be impaired, management allocates a portion of the allowance for loan losses for that loan based on the fair value of the collateral as the measure for the amount of the impairment. Impaired and Classified/Watch loans are aggressively monitored. The reserves for loans rated satisfactory are further subdivided into various types of loans as defined by loan type. The Company has developed specific quantitative reserve factors to apply to each individual component of the reserve. These qualitative reserve factors are based upon economic, market and industry conditions that are specific to the Company's local markets. These qualitative reserve factors consider, but are not limited to, national and local economic conditions, bankruptcy trends, unemployment trends, loan concentrations, dependency upon government installations and facilities, and competitive factors in the local market. These allocations for the qualitative reserve factors are included in the various individual components of the allowance for loan losses. The qualitative reserve factors are subjective in nature and require considerable judgment on the part of the Bank's management. However, it is the Bank's opinion that these items do represent uncertainties in the Bank's business environment that must be factored into the Bank's analysis of the allowance for loan losses. The unallocated component of the allowance is established for losses that specifically exist in the remainder of the portfolio, but have yet to be identified.

While management uses available information to recognize losses on loans, future additions or reductions to the allowance may be necessary based on changes in economic conditions or changes in accounting guidance on reserves. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management believes that the allowance for loan losses is adequate. The Company has 86.3% of its loan portfolio secured by real estate loans, with one-to-four family real estate comprising 44.5% of the total loan portfolio. Commercial real estate comprises 37.1% of the loan portfolio and a significant portion is owner occupied properties where the operations of the commercial entity provide the necessary cash flow to service the debt. Construction and development loans comprise 4.7% of the real estate loan portfolio. The Company carefully monitors the loans in this category since the repayment of these loans is generally dependent upon the liquidation of the real estate and is impacted by national and local economic conditions. The residential category represents those loans the Company chooses to maintain in its portfolio rather than selling into the secondary market. The residential loans held for sale category comprises loans that are in the process of being sold into the secondary market. The credit has been approved by the investor and the interest rate and purchase price locked so the Company takes no credit or interest rate risk with respect to these loans. The Company's largest individual funded loan exposure is a commercial real estate loan with a balance of $6.3 million at September 30, 2003. Our largest industry exposure is the hotel industry with approximately $22.0 million in loans which include $6.6 million committed but not yet advanced. Only 6.5% of the Company's portfolio consists of consumer loans, while 7.2% consists of commercial non real estate loans.

Investments, mortgage-backed securities, and collateralized mortgage obligations available for sale are reported at fair value, as determined by independent quotations. Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method that approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities and collateralized mortgage obligations are amortized and accreted to interest income using the interest method over the remaining lives of the securities, taking into consideration assumed prepayment patterns.

The Company receives a dividends received deduction for tax purposes on dividend income from our investment in Freddie Mac common stock. This deduction is the lesser of 70% of dividends received or 70% of taxable income before the dividends received deduction. Since the Company does not file a consolidated tax return, this determination is made at the individual company level. At September 30, 2003, the tax provision was based on a deduction of 70% of dividends received.

Management Strategy

In recent years, we have adopted a growth-oriented strategy focused on (1) expanding our retail banking operations, (2) managing our Freddie Mac common stock investment while periodically reviewing strategies to increase or realize its value for our shareholders, and (3) effectively managing our capital.

Expanding Retail Banking Operations. Our retail banking strategy is to operate as a well-capitalized community bank dedicated to providing quality products, excellent service, and a superior customer experience at competitive prices. We have sought to implement this strategy by concentrating on our core product offerings, including residential and commercial mortgage loans and a variety of checking and saving products, while at the same time broadening our product lines and services, expanding delivery systems for our customers, and filling in our branch network.

Our current market includes the I85 corridor from LaGrange, Georgia to Auburn, Alabama, including the economic communities of LaGrange, Georgia, Auburn-Opelika, Alabama and the Valley area which includes West Point, Georgia and Lanett and Valley, Alabama. The Valley area is our historical home base. Based on data from the FDIC, as of June 30, 2003 we have 45% of the bank deposits in the Valley market, approximately 6% deposit market share in the Auburn-Opelika market and 7% deposit market share in the LaGrange market. None of our major competitors have branches in all three of these markets. We have 14% of the combined deposit market share which is the second largest market share of any bank in these markets. Our competitors in the top six of deposit market share each compete in only one of the three markets. There are a significant number of customers and potential customers that live in one of these markets and work in another. Auburn-Opelika, and to a lesser extent LaGrange, have stronger economies and more growth potential than the Valley market. We plan to upgrade at least one branch in Auburn-Opelika and open one new branch in LaGrange during the next year. We are focusing on increasing our market share in these markets before expanding geographically.

Historically we have focused on the consumer with one-to-four family mortgage loans and certificates of deposit. We are continuing our consumer focus with one-to-four family mortgages, consumer loans to credit-worthy borrowers, and a full menu of core deposit products. Our core deposits have increased to 43.3% of our total retail deposits. We are expanding our customer base to include credit worthy small businesses and commercial real estate loans.

We seek to:

- Improve customer service and convenience as a means to compete for an increased share of our customers' financial service business;
- Expand our retail banking franchise and our market share by increasing the number of households and the share of wallet of current households served within our market area;
- Continue to expand our market coverage by taking advantage of opportunities to build or acquire branches or acquire delivery systems within our target market;
- Improve customer use of our existing alternative delivery channels, such as ATMs, Internet banking and telephone banking: and
- Expand our offerings to businesses by focusing our commercial loan and deposit products and services as a means to increase the yield on our loan portfolio, to

attract lower cost deposit accounts and increase non-interest income through related fees.

We train our employees in providing outstanding quality service to customers as well as in the technical aspects of their jobs.

A significant component of expanding our retail franchise is improving the communities we serve. The Charter Foundation plays a major role in implementing change in our markets. The Charter Foundation was created in 1994 and endowed by CharterBank's members with an initial gift of $1 million of Freddie Mac common stock. Subsequent gifts from CharterBank plus proceeds from the Foundation's investments have put the Foundation's corpus at approximately $7 million. The annual grant budget, which is 5% of average assets, now totals approximately $400,000. This is $400,000 with which Charter Foundation can make gifts to improve the quality of life in areas served by CharterBank. In the last two years, Charter Foundation has incorporated a member-voting component into the grant program. In June and July of each year, CharterBank's customers in each market have an opportunity to vote for three $5,000 grants to be given in their community. This program began as an effort to more closely tie the Foundation and the Bank in the minds of customers and the general public. Since its inception in 1994, The Charter Foundation has awarded more than $2 million in grants in the communities served by CharterBank.

Another community development activity geared to expanding the retail franchise is the Honors Savings Club program. This program, currently available to students in all public high schools in Troup County, Georgia, and Chambers County, Alabama, pays students for making all A's in a given semester. There is also a $500 bonus opportunity for the class Valedictorian, and a $500 bonus opportunity for any student who makes all A's for all 4 years. To receive the award, each student must open an account at CharterBank, with one of the goals of the program being to cement a banking relationship with these students while they are young. Other goals are to reward academic excellence and to try to combat peer pressure that says it is not "cool" to be smart. Since its inception in 1996, more than $300,000 has been earned by students making all A's. This program, while bearing the CharterBank name, is funded from First Charter, MHC so as not to adversely impact earnings at Charter Financial.

Managing Our Freddie Mac Common Stock Investment. We manage our Freddie Mac common stock in several ways. Over the past ten years our total annual return on Freddie Mac common stock has averaged 16.91%. Dividends on our Freddie Mac common stock are an important component of our shareholder value. Freddie Mac dividends exceed $0.20 per Charter Financial share, or over $1.00 per Charter Financial minority share. Seventy percent of the Freddie Mac dividends are excluded from Charter Financial's taxable income through the corporate dividends received exclusion. The Freddie Mac dividend, when combined with the 70% corporate dividend exclusion and the recently enacted 15% personal tax rate reduction on dividends received by individuals, creates a tax efficient means for our stockholders to receive value from our Freddie Mac common stock investment. Also, the dividend waiver, where only the minority shareholders receive dividends, adds significant value to the minority shareholders. In 2003 we implemented a pilot program of selling covered calls on the Freddie Mac common stock as a means of enhancing the returns on this investment. We continue to review this investment in Freddie Mac common stock in light of existing conditions and what is in the best interests of our shareholders.

Managing our Capital. The third major component of our strategy is capital management. We increased our capital leverage with the additional retail assets and deposits acquired in the Eagle acquisition. While our current retail focus is increasing market share within our existing market, we regularly evaluate expanding our capital leverage by extending the market area through de novo branching or acquisitions. We maintained our wholesale leverage of mortgage securities and borrowings. Wholesale leverage generally enhances income, but not franchise value, and thus is a low priority capital management tool. During the third fiscal quarter of 2003 we increased our quarterly dividend from 10 cents to 20 cents per share. Our capacity to pay dividends is enhanced by First Charter, MHC's willingness to waive receipt of its portion of the dividends. We continue to evaluate our dividend policy and the appropriateness of special dividends or share repurchases.

Management of Interest Rate Risk

As a financial institution, we face risk from interest rate volatility. Fluctuations in interest rates impact both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates also affect the market value of all interest-earning assets.

The primary goal of our interest rate risk management strategy is to maximize net interest income while maintaining an acceptable profile. We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, portfolio equity and net interest income remain within an acceptable range.

Our lending activities have emphasized one-to-four family and commercial mortgage loans. Our sources of funds include retail deposits, FHLB advances, repurchase agreements and wholesale deposits. Retail deposits consist primarily of certificates of deposit, which have shorter terms to maturity than the loan portfolio, and transaction accounts. We employ several strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

- Selling the 30 year mortgages we originate to the secondary market, generally on a servicing released basis;
- Maintaining the diversity of our existing loan portfolio through the origination of commercial real estate and consumer loans which typically have variable rates and shorter terms than residential mortgages;
- Emphasizing investments with adjustable interest rates;
- Maintaining fixed rate borrowings from the FHLB; and

- Increasing retail transaction deposits which typically have long durations.

The actual amount of time before loans are repaid can be significantly impacted by changes in market interest rates. Prepayment rates also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic variables, the assumability of the loans, related refinancing opportunities and competition. We monitor interest rate sensitivity so that we can attempt to adjust our asset and liability mix in a timely manner and thereby minimize the negative effects of changing rates.

Historically, we believed our high level of capital allowed us to support a high level of interest rate risk which enhanced our long term income at the cost of increased volatility in the income stream. During fiscal 2001, we reduced our interest risk profile by selling fixed rate mortgage securities and replacing variable rate borrowings with fixed rate borrowings. These actions moved the Company from being significantly liability sensitive, or having net income and net portfolio benefit from lower interest rates, to being modestly asset sensitive. During 2003, record levels of mortgage securities and loans were prepaid by borrowers in response to a decline in interest rates. Prepayments of fixed rate loans and securities eliminated the positive spread between these assets and the fixed rate borrowings. The combination of the fixed rate, long-term borrowings from 2001 which, in the current environment, are high rate borrowings compared to current rates, and the extension risk on recently acquired assets have increased our exposure to higher interest rates, as well as negatively affected our net interest income.

Net Interest Income Simulation. We use a simulation model to monitor interest rate risk. An analysis is performed on changes in net interest income assuming changes in interest rates, both up and down 100, 200 and 300 basis points from current rates over the one year time period following the current financial statement. However, with certain interest rates currently below 2.00%, decreases of 200 and 300 basis points in our simulation model do not provide meaningful information.

The table following sets forth, as of September 30, 2003, the estimated changes in net portfolio value that would result from changes in interest rates as indicated over the applicable twelve-month period.

Net Portfolio Value		
Change In Rates	**% Change**	**Post Shock Capital Ratio**
+300 bp	(26.43)%	23.05%
+200 bp	(19.22)%	24.50%
+100 bp	(12.00)%	25.74%
0 bp	0.00 %	27.85%
-100 bp	(0.13)%	27.40%

The net portfolio value is the capital, the excess of assets over liabilities, after all assets and liabilities are marked to market. The net portfolio value decreases as interest rates increase because fixed rate loans and securities decline in value with the increase in rates. The net portfolio value also decreases as interest rates decrease because fixed rate loans and mortgage securities have a borrower option to prepay so the assets do not gain significantly in value as rates decline. Freddie Mac common stock is held at a constant value through the interest rate shocks. At September 30, 2003, fixed rate investment and mortgage securities comprised $198.5 million or 47.5% of our total portfolio of investment and mortgage securities of $418.2 million. The disparate result on net portfolio value of interest rate increases versus interest rate decreases is sometimes referred to as negative convexity and is the result of embedded options in mortgage securities, loans and borrowings. The post shock capital ratio is the post shock net portfolio value as a percent of total assets.

The effects of interest rates on net portfolio value and net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in these computations. Although some assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. Rates on other types of assets and liabilities may lag behind changes in market interest rates. Assets, such as adjustable rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. After a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, increased credit risk may result if our borrowers are unable to meet their repayment obligations as interest rates increase. The following gap table summarizes the anticipated maturities or repricing of CharterBank's interest-earning assets and interest-bearing liabilities as of September 30, 2003, based on the information and assumptions set forth in the notes that follow.

At September 30, 2003 (Dollars In thousands)	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
Interest-earning assets:						
Loans (1) (2)	$ 82,454	$ 79,324	$ 71,899	$ 32,480	$ 33,720	$299,877
Mortgage related securities(2)	149,354	50,019	109,356	33,186	52,517	394,432
Investment securities(3)	7,017	504	-	8,885	5,223	21,629
Other securities	-	-	-	-	3,551	3,551
Interest-bearing deposits	1,249	-	-	-	-	1,249
Other interest-earning assets	801	-	-	-	13,610	14,411
Total interest-earning assets	$240,875	$129,847	$ 181,255	$ 74,551	$ 108,621	$735,149
Interest-bearing liabilities:						
Certificates of deposit	$ 40,339	$ 90,523	$ 39,800	$ 14,738	$ -	$185,400
Money market accounts (4)	4,237	20,731	9,419	-	-	34,387
NOW accounts (4)	47,864	-	4,430	1,476	1,477	55,247
Savings accounts (4)	-	-	9,252	3,084	3,083	15,419
Borrowed funds (5)	235,875	25,566	-	-	127,000	388,441
Total interest-bearing liabilities	$ 328,315	$136,820	$ 62,901	$ 19,298	$ 131,560	$ 678,894
Period gap	$ (87,440)	$ (6,973)	$ 118,354	$ 55,253	$ (22,939)	$ 56,255
Cumulative gap	$ (87,440)	$(94,413)	$ 23,941	$ 79,194	$ 56,255	
Cumulative gap as a percentage of total assets	(11.9)%	(12.8)%	3.3%	10.8%	7.7%	

(1) Adjustable-rate loans are included in the period in which the rate is next scheduled to adjust, rather than in the period in which the loans are due, or in the period in which repayments are expected to occur prior to their next rate adjustment, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization. Both fixed and adjustable rate loans are adjusted to take into account estimated prepayments in assessing their interest rate sensitivity.
(2) Reflects estimated prepayments in the current interest rate environment.
(3) Based on contractual maturities and if applicable, call dates.
(4) Although our money market accounts, NOW accounts and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on management's estimates and should not be regarded as indicative of the actual withdrawals that may be experienced by us.
(5) Conversion features are not assumed to be exercised.

	For the Years Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Interest-bearing deposits in other financial institutions	$ 7,315	$ 98	1.34%	$ 4,013	$ 79	1.97%	$ 7,213	$ 344	4.77%
FHLB common stock and other equity securities	13,424	563	4.19	13,623	769	5.64	12,486	899	7.20
Mortgage-backed securities and collateralized mortgage obligations available for sale	405,937	11,883	2.93	400,525	15,473	3.86	328,648	21,150	6.44
Other investment securities available for sale	13,096	442	3.38	13,467	513	3.81	9,866	652	6.61
Loans receivable	256,792	16,694	6.50	215,632	16,903	7.84	243,243	21,442	8.82
Total interest-earning assets excluding Freddie Mac common stock	696,564	29,680	4.26	647,260	33,737	5.21	601,456	44,487	7.40
Freddie Mac common stock	259,242	4,655	1.80	302,149	4,003	1.32	297,834	3,584	1.20
Total interest-earning assets including Freddie Mac common stock	955,806	34,335	3.59	949,409	37,740	3.98	899,290	48,071	5.35
Total non-interest-earning assets	22,586	–	–	64,384	–	–	18,690	–	–
Total assets	$ 978,392	$ 34,335		$1,013,793	$ 37,740		$ 917,980	$ 48,071	
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	27,010	194	0.72	18,006	176	0.98	14,512	249	1.72
Savings accounts	12,684	63	0.50	8,848	80	0.90	8,261	161	1.95
Money market deposit accounts	30,967	417	1.35	22,049	349	1.58	14,254	565	3.96
Certificates of deposit accounts	163,880	4,933	3.01	146,779	6,221	4.24	162,222	9,762	6.02
Total interest-bearing deposits	234,541	5,607	2.39	195,682	6,826	3.49	199,249	10,737	5.39
Borrowed funds	372,791	13,199	3.54	367,329	15,019	4.09	357,098	20,908	5.85
Total interest-bearing liabilities	607,332	18,806	3.10	563,011	21,845	3.88	556,347	31,645	5.69
Noninterest-bearing deposits	16,526	–	–	10,407	–	–	8,516	–	–
Other noninterest-bearing liabilities	109,259	–	–	129,005	–	–	124,365	–	–
Total noninterest-bearing liabilities	125,785	–	–	139,412	–	–	132,881	–	–
Total liabilities	733,117	18,806	2.57	702,423	21,845	3.11	689,228	31,645	4.59
Total stockholders' equity	245,275	–		311,370	–		228,752	–	
Total liabilities and stockholders' equity	$ 978,392	$ 18,806		$ 1,013,793	$ 21,845		$ 917,980	$ 31,645	
Net interest income, including Freddie Mac common stock		$ 15,529			$ 15,895			$ 16,426	
Net interest rate spread, including Freddie Mac common stock(1)			0.49%			0.10%			(0.34%)
Net interest margin, including Freddie Mac common stock(2)			1.62%			1.67%			1.83%
Ratio of interest-earning assets to average interest-bearing liabilities, including Freddie Mac common stock	157.38%			168.63%			161.64%		
Net interest income excluding Freddie Mac common stock dividends		$ 10,874			$ 11,892			$ 12,842	
Net interest rate spread excluding Freddie Mac common stock(3)			1.16%			1.33%			1.71%
Net interest rate margin excluding Freddie Mac common stock (4)			1.56%			1.84%			2.14%
Ratio of interest-earning assets to average interest-bearing liabilities, excluding Freddie Mac common stock	114.69%			114.96%			108.11%		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Net interest rate spread excluding Freddie Mac common stock represents the difference between the weighted average yield on total interest-earning assets excluding Freddie Mac common stock and the weighted average cost of interest-bearing liabilities.
(4) Net interest margin excluding Freddie Mac common stock represents net interest income excluding Freddie Mac common stock dividends as a percentage of average interest-earning assets excluding Freddie Mac common stock.

Rate/Volume Analysis. The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

(1) interest income changes attributable to changes in volume (changes in volume multiplied by prior rate);
(2) interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and,
(3) the net change.

	Year Ended September 30, 2003 Compared to Year Ended September 30, 2002 Increase/(Decrease)				Year Ended September 30, 2002 Compared to Year Ended September 30, 2001 Increase/(Decrease)			
	Due to				Due to			
	Volume	Rate	Combined	Net	Volume	Rate	Combined	Net
				(In thousands)				
Interest-earning assets:								
Interest-bearing deposits in other financial institutions	$ 65	$ (25)	$ (21)	$ 19	$ (153)	$ (204)	$ 92	$ (265)
FHLB common stock and other equity securities	(9)	(199)	2	(206)	79	(191)	(17)	(129)
Mortgage-backed securities and collateralized mortgage obligations available for sale	209	(3,748)	(51)	(3,590)	4,627	(8,454)	(1,850)	(5,677)
Other investment securities available for sale	(14)	(58)	2	(71)	238	(276)	(101)	(139)
Loans receivable	3,226	(2,886)	(550)	(209)	(2,434)	(2,375)	270	(4,539)
Total interest-earning assets	3,477	(6,916)	(618)	(4,057)	2,357	(11,500)	(1,606)	(10,749)
Freddie Mac common stock	(569)	1,423	(202)	652	-	419	-	419
Total interest-earning assets and Freddie Mac common stock	$ 254	$ (3,635)	$ (24)	$ (3,405)	$ 2,357	$(11,081)	$ (1,606)	$(10,330)
Interest-bearing liabilities:								
NOW accounts	$ 88	$ (47)	$ (23)	$ 18	$ 60	$ (107)	$ (26)	$ (73)
Savings accounts	35	(36)	(16)	(17)	11	(86)	(6)	(81)
Money market deposit accounts	141	(52)	(21)	68	309	(340)	(185)	(26)
Certificates of deposit	725	(1,803)	(210)	(1,288)	(929)	(2,886)	274	(3,541)
Total interest-bearing deposits	989	(1,938)	(270)	(1,219)	(549)	(3,419)	57	(3,911)
Borrowed funds	223	(2,013)	(30)	(1,820)	599	(6,307)	(181)	(5,889)
Total interest-bearing liabilities	$ 1,212	$(3,951)	$ (300)	$(3,039)	$ 50	$ (9,726)	$ (124)	$ (9,800)
Change in net interest income including Freddie Mac common stock	$ 2,265	$(2,965)	$ (318)	$(1,018)	$ 2,307	$ (1,355)	$ (1,482)	$ (530)

Comparison of Financial Condition at September 30, 2003 and 2002

Our total assets increased $17.9 million, or 1.83%, to $1.0 billion at September 30, 2003 from September 30, 2002. The increase was primarily due to increases in loans receivable. Total loans increased $85.9 million, or 40.1%, to $299.9 million at September 30, 2003. The one-to-four family residential real estate portfolio increased by $32.8 million, or 32.6%, to $133.3 million at September 30, 2003. The one-to-four family loans acquired in the acquisition of Eagle Bank accounted for $15.2 million of this increase. The consumer and other loan portfolio decreased $200,000 or 1.0% from September 30, 2002 to $19.7 million at September 30, 2003. The decrease in the consumer portfolio was primarily the result of reductions in second mortgage loans due to refinancings, which more than offset $4.5 million of consumer loans acquired in the Eagle Bank acquisition. Commercial real estate and other commercial loans increased by $48.2 million during fiscal 2003, and real estate construction loans increased by $5.1 million during the year with our acquisition of Eagle Bank accounting for $32.0 million of the increase in commercial real estate loans and $3.6 million of the increase in construction loans.

Our mortgage-backed securities and collateralized mortgage obligations decreased from $455.9 million at September 30, 2002 to $394.4 million at September 30, 2003, a decrease of $61.5 million or 13.49%. The market value of Freddie Mac common stock decreased $17.3 million, or 6.65%, from $260.2 million at September 30, 2002 to $242.9 million at September 30, 2003.

Total deposits increased from $210.7 million at September 30, 2002 to $279.4 million at September 30, 2003. This increase is predominantly the result of the fact we acquired deposits of $62.1 million in the Eagle Bank acquisition.

For the foreseeable future, we intend to continue to rely on borrowings, especially Federal Home Loan Bank advances and repurchase agreements, to fund the securities portfolios and loans to the extent that loan growth exceeds deposit growth. The terms of new advances will be determined at the time of the advance based on interest rates, the Company's interest risk profile, and other factors. Repurchase agreements are generally less than 90 days to maturity with rates at or slightly above LIBOR. Borrowings decreased 5.48% from $411.0 million at September 30, 2002 to $388.4 million at September 30, 2003.

The Company's acquisition of Eagle Bank resulted in our recording $4.3 million of goodwill and $2.0 million of core deposit intangible. The core deposit intangible is amortized over approximately 13 years using an accelerated method of amortization.

Our total stockholders' equity is comprised of realized equity and unrealized equity. Realized equity includes common stock, additional paid-in capital, treasury stock, unearned compensation, and retained earnings, while unrealized equity is comprised of accumulated other comprehensive income. Stockholders' equity decreased $18.8 million, or 7.55%, to $230.4 million at September 30, 2003.

Realized equity decreased by $6.8 million to $86.4 million at September 30, 2003 from $93.2 million at September 30, 2002, primarily due to the increase in treasury stock of $7.8 million. Treasury stock was acquired to fund the Company's restricted stock benefit plan.

Accumulated other comprehensive income is comprised of net unrealized holding gains on securities available for sale. Accumulated other comprehensive income decreased by $12.0 million or 7.71%, to $143.9 million at September 30, 2003. As indicated in the tables below, other comprehensive loss for the year was $12.0 million compared to a loss of $24.9 million for the year ended September 30, 2002. The loss was primarily the result of the decrease in the price of Freddie Mac common stock, which fell by $3.55 per share, resulting in an after-tax decrease in our Freddie Mac common stock investment of $10.6 million. Other comprehensive income (loss) relating to mortgage securities and other investments decreased by $2.5 million to a loss of $1.4 million from income of $1.1 million for the year ended September 30, 2002.

	Year Ended September 30, 2003			
	Shares	**Market Price Per Share**	**Total Market Value**	**Unrealized Gain, Net of Tax**
September 30, 2002	4,655,000	$55.90	$260,214,500	$155,893,352
September 30, 2003	4,640,000	52.35	242,904,000	145,283,854
Change in Freddie Mac stock.......		(3.55)		(10,609,498)
Other comprehensive loss related to mortgage securities and other investments				(1,410,665)
Total other comprehensive loss				$ (12,020,163)

	Year Ended September 30, 2002			
	Shares	**Market Price Per Share**	**Total Market Value**	**Unrealized Gain, Net of Tax**
September 30, 2001	4,655,000	$65.00	$302,575,000	$181,902,699
September 30, 2002	4,655,000	55.90	260,214,500	155,893,352
Change in Freddie Mac stock.......		(9.10)		(26,009,347)
Other comprehensive income related to mortgage securities and other investments				1,112,500
Total other comprehensive loss				$ (24,896,847)

Comparison of Operating Results for Years Ended September 30, 2003 and 2002

General

Net income of $3.1 million for the year ended September 30, 2003 represents a $200,000 increase from net income of $2.9 million for the year ended September 30, 2002. The $3.8 million increase in noninterest income was essentially offset by the $3.8 million increase in noninterest expense. Our income tax expense was down $400,000, which more than offset the decrease in our net interest income after the loan loss provision. Net interest income during the year ended September 30, 2003 decreased slightly due to lower interest rates which was partially offset by a $225,000 decrease in the provision for loan losses.

Ratio Analysis

We believe our return on equity can be measured in three ways. The first is the traditional return on total equity, or GAAP measure, which is net income divided by average total equity. The second is return on realized equity which is net income divided by realized equity (excluding unrealized gains on available for sale securities). The third is comprehensive return on equity which is comprehensive income divided by average total equity. We use all of these measures in evaluating our performance and setting goals.

	Year Ended September 30,	
	2003	2002
Return on total equity	1.26%	1.06%
Return on realized equity	3.53	3.11
Comprehensive return on equity	(3.64)	(7.06)

Each of these measures has its strengths and weaknesses and is useful to investors by providing different perspectives. The return on total equity is the traditional measure. However, in our case the total equity measure shows a low result because it includes the unrealized gains on Freddie Mac stock and other available for sale securities in equity (the denominator) but does not reflect unrealized gains and losses on Freddie Mac common stock and other available for sale securities in net income (the numerator). The return on realized equity excludes unrealized gains on Freddie Mac common stock and other available for sale securities from both net income and equity and thus does not reflect a significant portion of the economic value in the Company, while it does include gains on Freddie Mac stock and other available for sale securities that are realized through the sale of stock. The comprehensive return on equity reflects the overall increase or decrease in value as reflected by the stock price of Freddie Mac common stock and other available for sale securities and management believes this is an accurate long-term measure that exhibits high levels of volatility in short time periods.

The return on assets measures as shown below similarly reflect the effects of including or not including the significant unrealized gains and losses on the Freddie Mac common stock and other available for sale securities.

	Year Ended September 30,	
	2003	**2002**
Return on average total assets	0.32%	0.29%
Return on realized assets	0.43	0.43
Comprehensive return on assets	(0.91)	(2.17)

Interest Income

Total interest and dividend income, including Freddie Mac common stock, was $34.3 million for the year, a 9.02% decrease over interest and dividend income, including Freddie Mac common stock, of $37.7 million for the year ended September 30, 2002. Dividend income on Freddie Mac common stock increased by $652,000 to $4.7 million from $4.0 million due to the increase in quarterly dividends of Freddie Mac common stock from $0.22 per share to $0.26 per share. Total interest and dividend income, excluding Freddie Mac common stock, was $29.7 million for the year, an 11.87% decrease over interest and dividend income, excluding Freddie Mac common stock of $33.7 million for the year ended September 30, 2002. Interest on loans decreased $209,000, or 1.24%, to $16.7 million. The average balance of loans receivable increased $41.2 million to $256.8 million for the year ended September 30, 2003. Interest on investment debt securities available for sale decreased $71,000 to $442,000 for the year from $513,000 for the prior year.

Interest on mortgage-backed securities and collateralized mortgage obligations decreased by $3.6 million to $11.9 million for the year from $15.5 million a year earlier. The decrease was due to lower yields as the yields on both variable and fixed rate securities dropped with interest rates. The lower interest income due to lower interest rates was partially offset by increased volumes. The lower interest rates reduced yields by increasing amortization of premiums due to shorter projected average lives. Lower interest rates also meant that cash flow from investments was reinvested at lower rates. The yield on interest-earning assets excluding Freddie Mac common stock decreased 95 basis points. Total interest-earning assets excluding Freddie Mac common stock averaged $696.6 million for the year, up from $647.2 million in the comparable 2002 period, a 7.62% increase. The average yield on loans decreased 134 basis points to 6.50%, while the yield on mortgage-related securities decreased from 3.86% for 2002 to 2.93% in 2003, reflecting the declining interest rate environment during this time period.

Interest Expense

Total interest expense for the year was $18.8 million, a $3.0 million, or 13.91%, decrease from 2002. The decrease is attributable to a 78 basis point decrease in the average cost of interest-bearing liabilities which was partially offset by a $44.3 million increase in the average balance of interest-bearing liabilities from $563.0 million for the year ended September 30, 2002 to $607.3 million for the year ended September 30, 2003. The decrease in average cost was primarily due to the 55 basis point decrease in the cost of borrowed funds as compared to the year ended September 30, 2002 and a 110 basis point drop in the cost of deposits.

Interest expense on deposits decreased $1.2 million, or 17.65%, to $5.6 million for the year ended September 30, 2003 compared with $6.8 million for the prior year. The average balance of certificates of deposit increased $17.1 million to $163.9 million in 2003 from $146.8 million the prior year primarily as a result of the certificates of deposit we acquired in our acquisition of Eagle Bank, which was offset by decreases due to less aggressive retail CD rates being offered by CharterBank. Due to the declining interest rate environment during this period, an increased proportion of lower cost transaction deposit accounts, and a strategy of less aggressive rates paid for certificates of deposit, the average cost of interest-bearing deposits decreased 110 basis points during 2003. Interest expense on certificate of deposit balances decreased $1.3 million during the year ended September 30, 2003 compared with the year ended September 30, 2002, as the average balance of these accounts increased $17.1 million and the cost decreased 123 basis points.

Interest expense on borrowed funds decreased $1.8 million as a result of the 55 basis point decrease in the average cost of borrowed funds which was partially offset by the $5.5 million increase in the average balance of borrowed funds. The decrease in the average cost was attributed to the declining interest rate environment.

Net Interest Income

Net interest income including Freddie Mac common stock dividends for the year ended September 30, 2003 decreased $366,000, or 2.30%, to $15.5 million. The net interest rate spread including Freddie Mac common stock increased 39 basis points to 0.49% for the year ended September 30, 2003 from 0.10% for the prior year. Traditional bank measures such as net interest rate spread and net interest rate margin will improve as the market value of the Freddie Mac common stock and/or mortgage securities and borrowings become a smaller portion of our earning assets. The average balance of the Freddie Mac common stock was $259.2 million for the year ended September 30, 2003 as compared to $302.1 million for the year ended September 30, 2002. The net interest margin, which is net interest income including dividends on Freddie Mac common stock divided by average total interest-earning assets, decreased five basis points to 1.62% for the year ended September 30, 2003.

Net interest income excluding the effects of Freddie Mac common stock decreased $1.0 million, or 8.40%, to $10.9 million for the year ended September 30, 2003, compared with $11.9 million for the year ended September 30, 2002. The net interest rate spread excluding effects of Freddie Mac common stock, the difference between the average yield on average total interest-earning assets and the average cost of average total interest-bearing liabilities, dropped by 17 basis points as the yield on interest-earning assets excluding Freddie Mac common stock decreased at a higher rate than the average cost of interest-bearing liabilities. The net interest margin, which is net interest income divided by average total interest-earning assets excluding Freddie Mac common stock, decreased 28 basis points.

Our net interest margin and net interest spread are low when compared to industry standards primarily due to two factors. First, under our wholesale investment strategy, our assets include a high proportion of securities with rates lower than those that would typically be earned on loans. Our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. Each of these factors lowers our net interest margin and net interest spread. Our wholesale investment strategy has historically resulted in increases in net interest income and efficient use of our capital. Second, the dividend rate as compared to the market value of our Freddie Mac common stock is low. However, when compared to our cost basis in the investment, the dividend rate exceeds 74%.

Provision for Loan Losses and Asset Quality

For the year ended September 30, 2003, we recorded a $25,000 provision for loan losses, compared to $250,000 for the year ended September 30, 2002. Gross charge-offs totaled $1.0 million for the year ended September 30, 2003 as compared to the prior year total of $816,000. Of the gross charge-offs in 2003, $539,000 were loans that were acquired in the Eagle Bank acquisition. The lower provision in 2003 reflects that, while net charge-offs for the year ended September 30, 2003 were $602,000 compared to net charge-offs of $361,000 for the prior year, the acquisition of Eagle Bank added $2.2 million to the Company's loan loss reserves. During the year ended September 30, 2003, CharterBank experienced an increase in nonperforming loans with the weakened economic conditions; however, the majority of nonperforming loans are residential real estate loans where the risk of loss is lower than on loans that are not secured by real estate. CharterBank's reserve methodology requires reserves based on a percentage of the outstanding balance for each type of loan. The percentage is based on CharterBank's estimate of losses inherent within that type of loan.

The allowance for loan losses as of September 30, 2003 was 2.26% of total loans compared with 2.42% of total loans at September 30, 2002. The allowance at September 30, 2003 was 1.32x of nonaccrual loans compared to 1.72x at September 30, 2002. Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values, and other relevant factors.

The table below shows under-performing (loans 90 days or more delinquent that are still accruing interest) and non-performing assets:

	September 30, 2003	September 30, 2002
	(In thousands)	
Underperforming loans	$ 633	$ 133
Total non-performing loans	5,124	3,013
Foreclosed real estate, net	684	670
Total non-performing assets	5,808	3,683
Non-performing loans to total loans	1.71%	1.41%
Non-performing assets to total assets	0.58%	0.38%

The allowance for loan losses represents a reserve for probable loan losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans; with particular emphasis on impaired, non-accruing, past due and other loans that Management believes require special attention.

When reviewing the allowance for loan losses, it is important to understand to whom the Company lends. The largest components of the loan portfolio are one-to-four family residential loans and commercial real estate loans. The inherent risk with this type of lending is that a downturn in the economic environment may result in reduced capacity of borrowers to repay and/or depreciated property values. We believe we have mitigated the risk to these types of borrowers through prudent loan to value ratios and regular monitoring of economic conditions.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based on Management's analysis of potential risk in the loan portfolio. The amount of the provision for loan losses is determined by an evaluation of the level of loans outstanding, loss risk determined based on a loan grading system, the level of non-performing loans, historical loss experience, delinquency trends, the amount of losses charged to the allowance in a given period, and an assessment of economic conditions. Management considers the current allowance for loan losses to be adequate, based on its analysis of the potential risk in the portfolio.

Our allowance for loan loss methodology is a loan classification based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Doubtful, substandard and special mention loans are reserved at 50.0%, 15% and 5.0% respectively. These percentages for doubtful and substandard were reduced during 2003 from 60% and 17.5% based on historical losses on the Company's real estate loans. These changes reduced required reserves by approximately $357,000. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. The conforming one-to-four family loans in the portfolio are reserved at lower percentages. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics including loan to value, credit score, debt coverage, collateral, and capacity to service debt.

Noninterest Income

Noninterest income increased 200% to $5.7 million for the year ended September 30, 2003 compared with $1.9 million in the prior year. We had $880,000 in net gains on the sale of mortgage and other investment securities, including a $773,000 gain on the sale of Freddie Mac common stock during the year ended September 30, 2003 compared with a loss of $816,000 in the prior year. Other factors included an increase of $915,000 in the gain on loans sold, an increase of $537,000 in fees on deposits and a $457,000 decrease in the equity loss in a mortgage servicing limited partnership. The increase in the gain on loans sold reflects the record levels of one-to-four family loan originations.

Future levels of gain on sale of loans are dependent on interest rates. The increase in deposit fees reflects our growth in core deposits and the Company's focus on deposit fees. The table following shows the quarterly levels of deposit fees, core deposits and gain on sale of loans.

(In thousands)	**Core Deposits (at Quarter End)**	**Deposit Fees (for the Quarter)**	**Gain on Sale of Loans (for the Quarter)**
September 30, 2003	$99,546	409	657
June 30, 2003	98,605	383	886
March 30, 2003	95,557	277	643
December 31, 2002	68,090	328	589
September 30, 2002	69,480	269	539
June 30, 2002	68,303	241	354
March 30, 2002	56,762	170	438
December 31, 2001	50,365	179	529
September 30, 2001	54,256	156	536
June 30, 2001	47,711	171	509
March 30, 2001	46,690	168	325
December 31, 2000	42,681	186	211

As mentioned earlier, the limited partnership invested in mortgage loan servicing, and, as a result, income fluctuates based on the underlying market value of related mortgage servicing rights. This market value is impacted by loan prepayment activity and the future expectation of such activity. As rates fall, the level of prepayment and expectation for future prepayments increase which results in lower market values for the underlying servicing rights. Loan prepayments and a decline in interest rates adversely affected our equity in earnings of limited partnerships. During 2003, CharterBank wrote off its remaining equity investment of $106,746 in its limited partnership. The loss on the partnership was partially offset by $2.8 million in gains on the sale of loans and servicing released loan fees in 2003. The lower interest rate environment and related refinancing during 2003 contributed significantly to the increase in our gain on the sale of loans and servicing released loan fees from the prior year.

Gain on sale of securities, including Freddie Mac common stock, was $880,000 for the year ended September 30, 2003 compared to a loss of $816,000 for the same period in 2002, a difference of $1.7 million in income for the year ended September 30, 2003. The $880,000 income was comprised of net gains of approximately $107,000 on mortgage securities and other investment securities, and a net gain of $773,000 on the sale of Freddie Mac common stock. The loss in 2002 was due to a $1.5 million loss on the sale of a bond issued by Intermedia which was subsequently acquired by WorldCom, and net gains of approximately $700,000 on mortgage securities and other investment securities.

Noninterest Expense

Total noninterest expense increased $3.9 million, or 27.21%, to $18.1 million for the year compared with $14.2 million for the prior year. The primary cause of the increase was due to increases in salaries and benefits, of which the largest increase was in stock-based benefits that have accelerated amortization due to the vesting schedules.

Salaries and employee benefits expense increased $3.2 million from $7.4 million in 2002 to $10.6 million in 2003. The major factor in the increase of compensation expense was restricted stock grant expense and a smaller factor in the increase in compensation expense was the staffing expense for the three Eagle Bank branches that were acquired in fiscal 2003.

Occupancy and equipment expenses increased $317,000, or 16.44%, for the year ended September 30, 2003 as compared to the same period in 2002 primarily due to service bureau expenses and increased building maintenance. Marketing expenses and legal and professional expenses were consistent with the prior year.

Income Taxes

Income taxes decreased from $484,000 for the year ended September 30, 2002 to $83,000 for the year ended September 30, 2003. The effective tax rate was 2.60% in 2003 and 14.31% in 2002. In both years, the dividends received deduction relating to 70% of the Freddie Mac cash dividends received has reduced federal income tax. Because dividends on Freddie Mac stock were high compared to other components of taxable income, the dividend exclusion lowered the effective tax rate more than it would have if other components of taxable income had been higher. There can be no assurance that future periods will result in similar effective tax rates.

Comparison of Financial Condition at September 30, 2002 and 2001

Our total assets increased $87.7 million, or 9.80%, to $982.6 million at September 30, 2002 from $894.9 million at September 30, 2001. The increase was primarily due to the increase in mortgage-related securities. Total loans decreased $7.5 million, or 3.37%, to $222.4 million at September 30, 2002 compared to $229.9 million at September 30, 2001. The one-to-four family residential real estate portfolio decreased by $20.3 million, or 18.64% from $129.2 million at September 30, 2001 to $108.9 million at September 30, 2002. With the present strategy of selling fixed rate loans to the secondary market and the refinances that took place late in fiscal year 2002 and 2001, we did not keep the refinanced long term fixed rate loans in portfolio, causing the decline in the overall one-to-four family residential real estate loans. The consumer and other loan portfolio decreased $3.6 million or 18.09% from $23.5 million at September 30, 2001 to $19.9 million at September 30, 2002. The decrease in the consumer portfolio was primarily due to runoff of the loans acquired in the Citizens acquisition and reductions in second mortgages and home equity loans due to refinancings. Commercial real estate and other commercial loans increased by $6.8 million and $9.8 million, respectively, during the year ended September 30, 2002.

Mortgage-backed securities and collateralized mortgage obligations increased from $326.6 million at September 30, 2001 to $455.9 million at September 30, 2002 for an increase of $129.3 million or 39.59% as we utilized additional capital through wholesale leverage. The market value of Freddie Mac common stock decreased $42.4 million, or 14.02%, from $302.6 million to $260.2 million.

Total deposits increased from $200.4 million at September 30, 2001 to $210.7 million at September 30, 2002 due to an increase of $15.4 in non-time deposits. In order to meet our funding needs, management will continue to rely on borrowings, especially Federal Home Loan Bank advances. With overall asset growth increasing, borrowings increased from $309.4 million at September 30, 2001 to $411.0 million at September 30, 2002, a 32.81% increase.

Our total stockholders' equity, which is comprised of common stock, additional paid-in capital, treasury stock, unearned compensation, retained earnings and accumulated other comprehensive income, increased $12.3 million, or 5.15%, to $249.2 million at September 30, 2002. The initial public stock offering in October, 2001, added net proceeds of $34.0 million to stockholders' equity, adjusted for the effect of the ESOP. Accumulated other comprehensive income at Charter Financial is comprised of net unrealized holding gains on securities available for sale. Accumulated other comprehensive income at September 30, 2002 was $156.0 million, a $24.9 million decrease from the balance at September 30, 2001 of $180.9 million. The decrease in accumulated other comprehensive income is mainly attributable to the decrease in the market value of our Freddie Mac common stock investment.

As indicated in the tables following, other comprehensive income (loss) for the year ended September 30, 2002 was a loss of $24.9 million compared to income of $41.0 million for the year ended September 30, 2001. The per share price of Freddie Mac common stock decreased from $65.00 at September 30, 2001 to $55.90 at September 30, 2002, resulting in an after tax decrease in our Freddie Mac common stock investment of $26.0 million. Other comprehensive income relating to mortgage securities and other investments decreased by $8.6 million to $1.1 million from $9.7 million for the year ended September 30, 2001. The decrease in income was due to the high level of appreciation in fixed rate mortgage related securities in the year ended September 30, 2001 as interest rates declined steadily throughout fiscal 2001. The more stable interest rates in fiscal 2002 led to lower levels of fair value fluctuation in investment and mortgage securities.

	Year Ended September 30, 2002			
	Shares	**Market Price Per Share**	**Total Market Value**	**Unrealized Gain, Net of Tax**
September 30, 2001	4,655,000	$65.00	$302,575,000	$181,902,699
September 30, 2002	4,655,000	55.90	260,214,500	155,893,352
Change in Freddie Mac stock		(9.10)		(26,009,347)
Other comprehensive income related to mortgage securities and other investments				1,112,500
Total other comprehensive loss				$ (24,896,847)

	Year Ended September 30, 2001			
	Shares	Market Price Per Share	Total Market Value	Unrealized Gain, Net of Tax
September 30, 2000	4,655,000	54.0625	251,660,938	150,641,464
September 30, 2001	4,655,000	65.0000	302,575,000	181,902,699
Change in Freddie Mac stock		10.9375		31,261,235
Other comprehensive income related to mortgage securities and other investments				9,696,208
Total other comprehensive income				$ 40,957,443

Comparison of Operating Results for Years Ended September 30, 2002 and 2001

General

Net income of $2.9 million for the year ended September 30, 2002 represents a $1.9 million decrease from net income of $4.8 million for the year ended September 30, 2001. This decrease was due primarily to the recording of a $1.5 million loss on the sale of a WorldCom bond, and increased noninterest expenses associated with our branching strategy, new stock compensation programs, and commercial lending growth.

Net interest income during the year ended September 30, 2002 decreased slightly due to lower interest rates which was partially offset by a $250,000 decrease in provision for loan losses. Noninterest expenses for the year ended September 30, 2002 increased as compared to the year ended September 30, 2001 due to the ESOP and other stock benefits, cost of operating the new Auburn branch, and the additional talent hired to help grow the commercial real estate and commercial loan portfolios.

Ratio Analysis

We believe our return on equity can be measured in three ways. The first is the traditional return on total equity which is net income divided by average total equity. The second is return on realized equity which is net income divided by realized equity which excludes unrealized gains on available for sale securities. The third is comprehensive return on equity which is comprehensive income divided by average total equity.

	Year Ended September 30,	
	2002	2001
Return on total equity	1.06%	2.08%
Return on realized equity	3.11	8.61
Comprehensive return on equity	(7.06)	19.98

Each of these measures has its strengths and weaknesses. The return on total equity is the traditional measure. However, in the Company's case the total equity measure shows a low result because it does not reflect unrealized gains and losses on Freddie Mac common stock in net income. The return on realized equity excludes unrealized gains on Freddie Mac common stock from both net income and equity. The comprehensive return on equity reflects the overall increase or decrease in value as reflected by the stock price of Freddie Mac common stock, which management believes is an accurate long-term measure but exhibits high levels of volatility in short time periods.

The return on assets measures as shown below similarly reflect the effects of including or not including the significant unrealized gains and losses on the Freddie Mac common stock.

	Year Ended September 30,	
	2002	2001
Return on average total assets	0.29%	0.52%
Return on realized assets	0.43	0.76
Comprehensive return on assets	(2.17)	4.98

Interest Income

Total interest and dividend income excluding Freddie Mac common stock was $33.7 million for the year ended September 30, 2002, a 24.27% decrease over interest and dividend income excluding Freddie Mac common stock of $44.5 million for the year ended September 30, 2001. Interest on loans decreased $4.5 million, or 21.03%, to $16.9 million from $21.4 million for the year ended September 30, 2001. The average balance of loans receivable decreased $27.6 million from $243.2 million for the year ended September 30, 2001 to $215.6 million for the year ended September 30, 2002. Interest on investment debt securities available for sale decreased $139,000 to $513,000 for the year ended September 30, 2002 from $652,000 for the year ended September 30, 2001. Dividend income on Freddie Mac common stock increased by $400,000 to $4.0 million for the year ended September 30, 2002 from $3.6 million for the year ended September 30, 2001 due to the increase in quarterly dividends of Freddie Mac common stock from $0.20 per share to $0.22 per share. Interest on mortgage-backed securities and collateralized mortgage obligations decreased by $5.6 million to $15.5 million for the year ended September 30, 2002 from $21.1 million for the year ended September 30, 2001. The decrease was due to lower yields as the yields on variable rate securities dropped with interest rates and prepayments accelerated in the lower interest rate environment and reinvestments were at lower rates. The yield on interest-earning assets excluding Freddie Mac common stock decreased 219 basis points. Total interest-earning assets excluding Freddie Mac common stock averaged $647.2 million for the year ended September 30, 2002, up from $601.5 million from the comparable 2001 period, a 7.61% increase. The average yield on loans, net, decreased 98 basis points to 7.84%, while the yield on mortgage-related securities decreased from 6.44% for the year ended September 30, 2001 to 3.86% for the year ended September 30, 2002 reflecting the declining interest rate environment during this time period.

Interest Expense

Total interest expense for the year ended September 30, 2002 was $21.8 million, a $9.8 million, or 30.98%, decrease from the year ended September 30, 2001. The decrease is attributable to a 181 basis point decrease in the average cost of interest-bearing liabilities which was partially offset by a $6.7 million increase in the average balance of interest-bearing liabilities from $556.3 million for the year ended September 30, 2001 to $563.0 million for the year ended September 30, 2002. The decrease in average cost was primarily due to the 176 basis point decrease in the cost of borrowed funds as compared to the year ended September 30, 2001 and to a lesser extent a 190 basis point drop in the cost of deposits. The decrease reflects the lower interest rate environment that prevailed during 2002 compared to 2001 and the rate-sensitive nature of our liabilities.

Interest expense on deposits decreased $3.9 million, or 36.43%, to $6.8 million for the year ended September 30, 2002 compared with $10.7 million for the year ended September 30, 2001. The average balance of certificates of deposit decreased $15.4 million to $146.8 million for the year ended September 30, 2002 from $162.2 million for the year ended September 30, 2001 due to less aggressive retail CD rates being offered. Due to the declining interest rate environment during this period, an increased proportion of lower cost transaction deposit accounts, and a strategy that is less aggressive in the rates paid for certificates of deposit, the average cost of interest-bearing deposits decreased 190 basis points during the year ended September 30, 2002. Interest expense on money market balances decreased $216,000 from the year ended September 30, 2001 to the year ended September 30, 2002, as the average balance of these accounts increased $7.8 million and the cost decreased 238 basis points.

Interest expense on borrowed funds decreased $5.9 million as a result of the $10.2 million increase in the average balance of borrowed funds and the 176 basis point decrease in the average cost of borrowed funds. The decrease in the average cost was attributed to the declining interest rate environment.

Net Interest Income

Net interest income excluding the effects of Freddie Mac common stock decreased $950,000, or 7.04%, to $11.9 million for the year ended September 30, 2002 compared with $12.8 million for the year ended September 30, 2001. The net interest rate spread excluding effects of Freddie Mac common stock, which is the difference between the average yield on average total interest-earning assets and the average cost of average total interest-bearing liabilities, dropped by 38 basis points as the yield on interest-earning assets excluding Freddie Mac common stock decreased at a higher rate than the average cost of interest-bearing liabilities. The net interest margin, which is net interest income divided by average total interest-earning assets, decreased 30 basis points. Our net interest margin and net interest spread are low when compared to industry standards primarily due to two factors. First, the dividend rate as compared to the market value of our Freddie Mac common stock is low. However, when compared to our cost basis in the investment, the dividend rate exceeds 63%. Second, under our wholesale investment strategy, our assets include a high proportion of securities with rates lower than those that would typically be earned on loans and our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. This lowers our net interest margin and net interest spread. However, our wholesale investment strategy has historically increased net interest income and increased our capital efficiency. Net interest income including Freddie Mac common stock dividends for the year ended September 30, 2002 decreased $500,000, or 3.05%, to $15.9 million compared with $16.4 million for the year ended September 30, 2001.

The net interest rate spread including Freddie Mac common stock increased 44 basis points to 0.10% for the year ended September 30, 2002 from negative 0.34% for the prior year. Traditional bank measures such as net interest rate spread and net interest rate margin will improve as the market value of the Freddie Mac common stock becomes a smaller portion of our earning assets. The average balance of the Freddie Mac common stock was $302.1 million for the year ended September 30, 2002 as compared to $297.8 million for the year ended September 30, 2001. The net interest margin, which is net interest income including dividends on Freddie Mac common stock divided by average total interest-earning assets, decreased 16 basis points to 1.67% for the year ended September 30, 2002.

Provision for Loan Losses and Asset Quality

For the year ended September 30, 2002, we recorded a $250,000 provision for loan losses, compared to $500,000 for the year ended September 30, 2001. Gross charge-offs totaled $816,000 for the year ended September 30, 2002 as compared to the prior year total of $2.1 million. The lower provision in 2002 reflects:

(1) lower levels of charge-offs - Net charge-offs for the year ended September 30, 2002 were $361,000 compared to net charge-offs of $1.6 million for the year ended September 30, 2001. During the year ended September 30, 2002, CharterBank experienced an increase in nonperforming loans with the weakened economic conditions; however, the majority of nonperforming loans are residential real estate loans where the risk of loss is lower. During fiscal 2001, CharterBank had heavier net charge-offs in its consumer portfolio ($987,000) with modest net recoveries ($41,000) on such loans in fiscal 2002.

(2) a decline in the overall loan portfolio of $7.5 million - CharterBank's reserve methodology requires reserves based on a percentage of the outstanding balance for each type of loan. The percentage is based on CharterBank's estimate of losses inherent within that type of loan.

The allowance for loan losses as of September 30, 2002 was 2.33% of total loans compared with 2.30% at September 30, 2001. The allowance remained stable at approximately 2.3% of loans as potential losses on the loans acquired in the Citizens National acquisition decreased and weakened economic conditions resulted in increases in the level of nonaccrual real estate loans, specifically one-to-four family and thus increased reserves on these loans. Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values, and other relevant factors.

The table below shows under-performing (loans 90 days or more delinquent that are still accruing interest) and non-performing assets:

	September 30, 2002	September 30, 2001
	(In thousands)	
Underperforming loans	$ 133	$ 218
Total non-performing loans	3,013	2,312
Foreclosed real estate, net	670	434
Total non-performing assets	3,683	2,746
Non-performing loans to total loans	1.41%	1.01%
Non-performing assets to total assets	0.38%	0.31%

The allowance for loan losses represents a reserve for probable loan losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans; with particular emphasis on impaired, non-accruing, past due and other loans that Management believes require special attention. The determination of the allowance for loan losses is considered a critical accounting policy.

When reviewing the allowance for loan losses, it is important to understand to whom the Company lends. The largest components of the loan portfolio are one-to-four family residential loans and commercial real estate loans. The risk of this type of lending is a downturn in economic environment resulting in reduced capacity to repay and/or depreciated property values. The Company has mitigated the risk to these types of borrowers through prudent loan to value ratios and regular monitoring of economic conditions.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based on management's analysis of potential risk in the loan portfolio. The amount of the provision for loan losses is determined by an evaluation of the level of loans outstanding, loss risk determined based on a loan grading system, the level of non-performing loans, historical loss experience, delinquency trends, the amount of losses charged to the allowance in a given period, and an assessment of economic conditions. Management considers the current allowance for loan losses adequate based on its analysis of the potential risk in the portfolio.

Our allowance for loan loss methodology is a loan classification based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Doubtful, substandard and special mention loans are reserved at 60.0%, 17.5% and 5.0% respectively. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. The conforming one-to-four family loans in the portfolio are reserved at lower percentages. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics including loan to value, credit score, debt coverage, collateral, and capacity to service debt.

Noninterest Income

Noninterest income increased to $1.9 million for the year ended September 30, 2002 compared with $1.7 million in the prior year, an 11.8% increase. The primary cause of the increase was an increase of $280,000 in the gain on loans sold, an increase of $177,000 in fees on deposits and a $636,000 decrease in the equity loss in a mortgage servicing limited partnership. These increases were mostly offset with a $1.5 million loss on the sale of a bond issued by Intermedia which was subsequently acquired by WorldCom. CharterBank had approximately $700,000 in net gains on the sale of mortgage and other investment securities during the year ended September 30, 2002 in the falling rate market.

The limited partnership invested in mortgage loan servicing. Accordingly, income substantially fluctuates based on the underlying market value of related mortgage servicing rights. This market value is impacted by loan prepayment activity and the future expectation of such activity. As rates fall, the level of prepayment and expectation for future prepayments increase which results in lower market values for the underlying servicing rights. Loan prepayments and a decline in interest rates adversely affected our equity in earnings of limited partnerships. The loss on the partnership was partially offset by $1.9 million in gains on the sale of loans and servicing released loan fees in 2002. The lower interest rate environment and related refinancing associated with such periods during 2002 was a major catalyst in our significant increase in gain on the sale of loans and servicing released loan fees from the prior year.

Loss on sale of mortgage-backed securities and investments was $816,000 for the year ended September 30, 2002 as compared to a loss of $1,000 for the same period in 2001, a difference of $815,000 in income for the year ended September 30, 2002. The $816,000 loss was comprised of the above mentioned $1.5 million loss on the WorldCom bond and net gains of approximately $700,000 on mortgage securities and other investment securities.

Noninterest Expense

Total noninterest expense increased $2.8 million, or 24.56%, to $14.2 million for the year ended September 30, 2002 compared with $11.4 million for the prior year. The primary cause of the increase was due to increases in salaries and benefits, occupancy, marketing, and legal and professional.

Salaries and employee benefits expense increased $1.2 million from $6.2 million for the year ended September 30, 2001 compared to $7.4 million for the same time period in 2002. The major factor in the increase of compensation expense was the addition of new personnel employed in the commercial real estate lending of CharterBank, the Auburn branch which opened in fiscal 2002, and compensation expense resulting from the ESOP and other stock based benefits that were adopted in fiscal 2002.

Occupancy and equipment expenses increased $348,000, or 22.04%, for the year ended September 30, 2002 as compared to the same period in 2001 primarily due to our new full-service branch in Auburn that opened in November 2001.

Marketing expenses increased $357,000, or 79.62%, for the year ended September 30, 2002, as compared to the same period in 2001 primarily due to our retail banking initiatives, including market expansion and promotions to target transaction account deposit growth.

Legal and professional expense increased to $1.2 million for the year ended September 30, 2002 from $640,000 for the year ended September 30, 2001. The high level of professional fees and expenses in fiscal 2002 was attributable to expenses related to the retail market expansion and the public company expenses.

Income Taxes

Income taxes decreased from $1.4 million for the year ended September 30, 2001 to $484,000 for the year ended September 30, 2002. The effective tax rate was 14.31% in 2002 and 22.82% in 2001. In both fiscal 2002 and fiscal 2001, the dividends received deduction relating to 70% of the Freddie Mac cash dividends received has reduced federal income tax. There can be no assurance that future periods will result in similar benefits.

Commitments

The Company had commitments to fund loans at September 30, 2003 of approximately $39.2 million which is composed of unused consumer credit lines of approximately $8.7 million, unused commercial credit lines of approximately $6.1 million, unfunded construction loans of approximately $12.5 million, mortgage loans of approximately $1.5 million, and nonresidential and commercial loans of approximately $10.5 million. Thirty-year conforming one-to-four family loans are generally sold on a best efforts basis so the Company has no binding commitments on these loans.

The Bank is party to lines of credit with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Lines of credit are unfunded commitments to extend credit. These instruments involve, in varying degrees, exposure to credit and interest rate risk in excess of the amounts recognized in the financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company's commitments are funded through internal funding sources of scheduled repayments of loans and sales and maturities of investment securities available for sale or external funding sources through acceptance of deposits from customers or borrowings from other financial institutions.

The following table is a summary of the Company's commitments to extend credit, commitments under contractual leases as well as the Company's contractual obligations, consisting of deposits, FHLB advances and borrowed funds by contractual maturity date for the next five years.

	Commitments and Contractual Obligations				
	Due in 1 Year	**Due in 2 Years**	**Due in 3 Years**	**Due in 4 Years**	**Due in 5 Years**
Loan commitments to originate mortgage loans	$1,506,375	$ -	$ -	$ -	$ -
Loan commitments to fund construction loans in process	12,454,021	-	-	-	-
Loan commitments to originate nonresidential mortgage loans	9,983,250	-	-	-	-
Loan commitments to originate commercial loans	500,000	-	-	-	-
Available home equity and unadvanced lines of credit	14,774,052	-	-	-	-
Letters of credit	206,850	-	-	-	-
Lease agreements	90,628	52,350	42,000	42,000	35,000
Deposits	229,060,027	28,272,370	6,619,013	9,814,677	5,619,621
Securities sold under agreements to repurchase	121,341,220	-	-	-	-
FHLB advances	140,100,000	-	-	-	-
Commitments to purchase investment securities	4,996,094	-	-	-	-
Total commitments and contractual obligations	$535,012,517	$28,324,720	$6,661,013	$9,856,677	$5,654,621

After September 30, 2003, the Company made a commitment to acquire a minority interest in a de novo bank for $2.0 million. The branches will be in high volume grocery stores in major metropolitan areas. This bank will serve low income depositors and borrowers. The primary products will be transaction accounts that provide access through debit cards and small consumer loans.

Management regularly monitors the balance of outstanding commitments to fund loans to ensure funding availability should the need arise. Management believes that the risk of all customers fully drawing on all these lines of credit at the same time is remote.

Liquidity

The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. The OTS requires that CharterBank maintain a sufficient amount of liquid assets to maintain its safe and sound operation. Our primary sources of liquidity are deposits, borrowings, scheduled amortization and prepayments of loan principal and mortgage related securities, maturities and calls of investment securities and funds provided by our operations. We can borrow funds from the FHLB based on eligible collateral of loans and securities up to a limit of 30% of assets. At September 30, 2003 and 2002, our maximum borrowing capacity from the FHLB was approximately $306.5 million and $301.5 million, respectively. At September 30, 2003 and 2002, we had outstanding borrowings of $267.1 million and $274.0 million, respectively, with unused borrowing capacity of $39.4 million and $27.5 million, respectively. In addition, we may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow us to borrow money using our securities as collateral. We can obtain funds in the brokered deposit markets. We can also obtain funds using our Freddie Mac common stock as collateral and have established a line of credit that provides for borrowing up to half of the market value of the stock. We consider this source of funds a last resort due to the potential adverse tax consequences on the dividends received deduction that exempts 70% of our Freddie Mac dividends from taxable income. CharterBank has relied on wholesale fundings including advances from the FHLB, repurchase agreements and brokered deposits to purchase securities in the past two fiscal years. CharterBank monitors its liquidity position frequently and anticipates that we will have sufficient funds to meet our current funding commitments.

At September 30, 2003, repurchase agreements totaled $121.3 million, a $15.7 million decrease from the amount outstanding at September 30, 2002 of $137.0 million. Wholesale deposits were $49.7 million at September 30, 2003 as compared to $37.7 million at September 30, 2002.

Loan repayment and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds. Principal repayments on mortgage related securities totaled $709.3 million for the twelve months ended September 30, 2003. Ongoing levels of cash flow will depend on the level of mortgage rates and possible mortgage refinancing.

Our primary investing activities are the origination of commercial real estate, one- to four-family real estate, commercial and consumer loans, and the purchase of mortgage and investment securities.

During the year ended September 30, 2003, we originated approximately $329.3 million in total loans. Residential mortgage loans accounted for 60% of the originations, construction loans for 11% of the originations, commercial and commercial real estate loans for 23% of the originations, and consumer loans for 6% of the originations during the year ended September 30, 2003. Of the $196.5 million in residential loans originated, $121.3 million were sold to investors. During the year ended September 30, 2002, we originated loans of approximately $186.2 million, and during the comparable period of 2001, we originated loans of approximately $164.6 million. Residential mortgage loans accounted for 60.4% of total loan originations for fiscal 2002 as compared to 74.1% of total loans originated for fiscal 2001. Commercial real estate loans accounted for 28.3% of total originations for fiscal 2002 as compared to 15.3% of total originations for fiscal 2001.

Purchases of mortgage and investment securities totaled $672.2 million for the year ended September 30, 2003, $449.2 million for the year ended September 30, 2002, and $183.8 million for the year ended September 30, 2001. At September 30, 2003 and 2002, CharterBank had loan commitments to borrowers of approximately $39.2 million and $21.0 million, respectively, and available home equity and unadvanced lines of credit of approximately $14.8 million and $11.3 million, respectively.

The low interest rate environment, specifically low one-to-four family mortgage rates, has dramatically increased refinancing activity and accordingly cash flow on mortgage securities. The level of this increased cash flow in the future depends on the ongoing level of refinancing and, thus, is difficult to determine at this time although most projections indicate higher interest rates and significantly lower levels of refinancing, which would reduce this cash flow in 2004. We have reinvested a significant portion of this cash flow in securities. During the third quarter of 2003, the Company began retaining conforming 15-year one-to-four family loans, with approximately $24.8 million being retained as of September 30, 2003.

Deposit flows are affected by the level of interest rates, by the interest rates and products offered by competitors, and by other factors. Total deposits were $279.4 million at September 30, 2003, as compared to $210.7 million at September 30, 2002. Total deposits increased by $68.7 million during the year ended September 30, 2003. Deposits increased as a result of the Eagle Bank acquisition and, to a lesser extent, core deposit growth. Time deposit accounts scheduled to mature within one year were $129.5 million and $110.7 million at September 30, 2003 and 2002, respectively. While CharterBank has experienced certificates of deposit run-off, we anticipate that a significant portion of these certificates of deposit will remain on deposit. CharterBank continues to target growth of transaction-based deposit accounts to lower its overall cost of funds, provide deposit fees and provide cross-sell opportunities.

Capital expenses during fiscal 2003 included $1.9 million for purchasing land for future branch sites, and $8.6 million for our acquisition of EBA Bancshares and its subsidiary Eagle Bank. We anticipate that acquisition of branch sites, construction, expansion and renovation of retail facilities and possibly relocating support functions to one location during fiscal 2004 will be between $3.0 million and $7.0 million. Except for the above, we do not anticipate any other material capital expenditures during fiscal year 2004. We do not have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Capital and Capital Management

CharterBank has traditionally been a well-capitalized savings bank, due, among other factors, to our unrealized gains on Freddie Mac common stock. At September 30, 2003 and 2002, we exceeded each of the applicable regulatory capital requirements. Our tier 1 capital was \$66.4 million and \$73.6 million at September 30, 2003 and 2002, respectively. Tier 1 capital represented 13.80% and 16.34% of risk-weighted assets at September 30, 2003 and 2002, respectively. Tier 1 capital represented 8.78% and 10.16% of total regulatory assets at September 30, 2003 and 2002, respectively, which exceeds the well-capitalized requirements of 5.0%. At September 30, 2003 and 2002, respectively, we had a risk-based total capital of \$131.0 million and \$147.3 million and a risk-based capital ratio of 27.23% and 32.67%, which significantly exceeds the applicable well-capitalized requirements of 10%. CharterBank exceeded its various regulatory capital requirements by amounts ranging from \$28.5 million to \$92.5 million at September 30, 2003.

The Recognition and Retention Plan (restricted stock grants), which was adopted and approved by shareholders in fiscal 2002 and amended in fiscal 2003, has 283,177 restricted common shares authorized of which 133,240 shares were granted in July 2002. During fiscal 2003, the Company acquired an additional 282,177 common shares for the Recognition and Retention Plan Trust, which completes the acquisition of shares for this plan, and as of September 30, 2003 gives us 283,177 shares of treasury stock at a cost of \$7.8 million. The stock option plan, which was adopted in fiscal 2002 and amended in fiscal 2003, has 707,943 shares authorized of which 152,000 have been granted as of September 30, 2003.

We paid a dividend of \$.10 per share in December 2002 and March 2003, and \$0.20 per share in June and September, 2003. We have declared a dividend of \$.20 per share payable in January 2004. First Charter, MHC has waived its portion of these dividends. The Board of Directors will determine future dividends as well as other capital management strategies such as additional leverage, stock repurchases and special dividends. The Board of Directors will consider, among other factors, capital levels, results of operations, tax considerations, regulatory and regulatory business plan considerations, industry standards and economic conditions in determining such future dividends.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain lease obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material effect on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. SFAS No. 145 requires that in certain circumstances previous items classified as extraordinary that do not meet the criteria in Opinion 30 must be reclassified. The statement is effective for fiscal years beginning after May 15, 2002. Management does not expect the adoption of SFAS No. 145 to have a material effect on the Company's financial condition or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Management does not anticipate that SFAS No. 146 will have a material impact on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method* and requires that those transactions be accounted for in accordance with FASB Statements No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* In addition, SFAS No. 147 amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the Company initially applied SFAS No. 142 in its entirety, if such goodwill resulted from a business combination.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities and Interpretation of ARB No. 51* (FIN 46). FIN 46 establishes the criteria for consolidating variable interest entities. FIN 46 is effective for fiscal years or interim periods beginning after June 15, 2003, to variable entities that were acquired before February 1, 2003. Management does not anticipate that FIN 46 will have a material impact on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that SFAS No. 150 will have a significant effect on its consolidated financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and accompanying notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2003 and 2002

(With Independent Auditors' Report Thereon)

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
September 30, 2003 and 2002

Assets		2003	2002
Cash and amounts due from depository institutions (note 20)	$	9,926,321	7,990,832
Interest-bearing deposits in other financial institutions		1,994,168	2,127,305
Cash and cash equivalents		11,920,489	10,118,137
Loans held for sale, market value of $2,058,892 and $8,582,332 at September 30, 2003 and 2002, respectively		2,026,261	8,437,409
Freddie Mac common stock (note 5)		242,904,000	260,214,500
Mortgage-backed securities and collateralized mortgage obligations available for sale (notes 6 and 15)		394,432,288	455,940,470
Other investment securities available for sale (note 5)		21,628,603	12,058,565
Federal Home Loan Bank stock (notes 5 and 15)		13,610,000	14,365,000
Loans receivable		299,877,198	214,006,327
Unamortized loan origination fees, net		(544,202)	(173,319)
Allowance for loan losses		(6,779,576)	(5,179,048)
Loans receivable, net (notes 8 and 15)		292,553,420	208,653,960
Real estate owned (note 9)		683,577	669,618
Accrued interest and dividends receivable (note 10)		3,200,112	3,264,921
Premises and equipment, net (note 11)		9,382,894	6,243,345
Intangible assets, net of amortization (note 4)		6,168,074	—
Other assets (notes 12 and 13)		1,985,645	2,597,509
Total assets	$	1,000,495,363	982,563,434
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits (note 14)	$	279,385,708	210,746,322
Borrowings (note 15)		388,441,220	410,963,000
Advance payments by borrowers for taxes and insurance		1,191,597	1,356,720
Deferred income taxes (note 16)		88,196,330	96,040,343
Other liabilities		12,921,426	14,291,483
Total liabilities		770,136,281	733,397,868
Stockholders' equity (notes 20 and 23):			
Common stock, $0.01 par value; 19,822,405 shares issued in 2003 and 2002; 19,569,676 and 19,821,405 shares outstanding in 2003 and 2002, respectively		198,224	198,224
Additional paid-in capital		37,491,011	37,476,396
Treasury stock, at cost; 252,729 and 1,000 shares in 2003 and 2002, respectively		(7,836,234)	(29,930)
Unearned compensation – ESOP		(2,624,940)	(2,664,539)
Retained earnings		59,190,493	58,224,724
Accumulated other comprehensive income:			
Net unrealized holding gains on securities available for sale		143,940,528	155,960,691
Total stockholders' equity		230,359,082	249,165,566
Commitments and contingencies (notes 8, 18, and 21)			
Total liabilities and stockholders' equity	$	1,000,495,363	982,563,434

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income
Years ended September 30, 2003, 2002 and 2001

		2003	2002	2001
Interest and dividend income:				
Loans receivable	$	16,693,886	16,902,524	21,441,540
Mortgage-backed securities and collateralized mortgage obligations		11,883,281	15,473,241	21,150,446
Equity securities		5,218,004	4,771,563	4,483,643
Debt securities		441,848	513,168	651,936
Interest-bearing deposits in other financial institutions		98,411	79,211	343,910
Total interest and dividend income		34,335,430	37,739,707	48,071,475
Interest expense:				
Deposits (note 14)		5,607,246	6,825,501	10,737,520
Borrowings (note 15)		13,198,597	15,019,296	20,908,272
Total interest expense		18,805,843	21,844,797	31,645,792
Net interest income		15,529,587	15,894,910	16,425,683
Provision for loan losses (note 8)		25,000	250,000	500,000
Net interest income after provision for loan losses		15,504,587	15,644,910	15,925,683
Noninterest income:				
Gain on sale of loans and servicing released loan fees		2,775,256	1,859,961	1,580,257
Service charges on deposit accounts		1,396,106	858,618	681,464
Gain on sale of Freddie Mac common stock		773,368	—	—
Gain on sale of mortgage-backed securities, collateralized mortgage obligations, and other investments (notes 5 and 6)		107,038	(816,223)	(1,023)
Loan servicing fees		154,975	306,072	411,040
Equity in loss of limited partnership (note 13)		(106,746)	(564,164)	(1,200,488)
Brokerage commissions		332,391	74,422	—
Other		300,702	221,141	181,344
Total noninterest income		5,733,090	1,939,827	1,652,594
Noninterest expenses:				
Salaries and employee benefits (note 17)		10,574,311	7,412,111	6,244,988
Occupancy		2,243,370	1,926,594	1,578,354
Legal and professional		1,261,387	1,243,078	639,882
Marketing		855,826	805,423	448,408
Furniture and equipment		630,860	474,811	398,788
Postage, office supplies, and printing		571,189	535,901	417,965
Federal insurance premiums and other regulatory fees		210,651	213,096	222,249
Net cost of operations of real estate owned		151,036	135,014	144,245
Deposit premium amortization expense (note 4)		133,149	—	—
Other		1,432,061	1,454,131	1,321,323
Total noninterest expenses		18,063,840	14,200,159	11,416,202
Income before income taxes		3,173,837	3,384,578	6,162,075
Income tax expense (note 16)		82,543	484,443	1,405,973
Net income	$	3,091,294	2,900,135	4,756,102
Basic and diluted net income per share	$	0.16	0.15	—
Weighted average number of common shares outstanding		19,456,886	19,534,018	—
Weighted average number of common and common equivalent shares outstanding		19,460,824	19,534,018	—

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
Years ended September 30, 2003, 2002 and 2001

	Comprehensive income	Common stock Number of shares	Common stock Amount	Additional paid-in capital	Treasury stock	Unearned compensation – ESOP	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity
Balance at September 30, 2000		—	$ —	—	—	—	51,029,038	139,900,095	190,929,133
Comprehensive income:									
Net income	$ 4,756,102	—	—	—	—	—	4,756,102	—	4,756,102
Other comprehensive income – unrealized gain on securities net of income taxes of $25,748,480 (note 24)	40,957,443	—	—	—	—	—	—	40,957,443	40,957,443
Total comprehensive income	$ 45,713,545								
Capital contribution		—	—	—	—	—	273,147	—	273,147
Balance at September 30, 2001		—	—	—	—	—	56,058,287	180,857,538	236,915,825
Issuance of common stock		19,822,405	198,224	37,021,175	—	(3,171,580)	—	—	34,047,819
Comprehensive loss:									
Net income	$ 2,900,135	—	—	—	—	—	2,900,135	—	2,900,135
Other comprehensive loss – unrealized loss on securities net of income taxes of $15,651,763 (note 24)	(24,896,847)	—	—	—	—	—	—	(24,896,847)	(24,896,847)
Total comprehensive loss	$ (21,996,712)								
Dividends paid, $0.20 per share (note 24)		—	—	—	—	—	(733,698)	—	(733,698)
Allocation of ESOP common stock		—	—	455,221	—	507,041	—	—	962,262
Purchase of common stock for treasury		—	—	—	(29,930)	—	—	—	(29,930)
Balance at September 30, 2002		19,822,405	198,224	37,476,396	(29,930)	(2,664,539)	58,224,724	155,960,691	249,165,566
Issuance of common stock									—
Comprehensive loss:									
Net income	$ 3,091,294	—	—	—	—	—	3,091,294	—	3,091,294
Other comprehensive loss – unrealized loss on securities net of income taxes of $7,556,650 (note 24)	(12,020,163)	—	—	—	—	—	—	(12,020,163)	(12,020,163)
Total comprehensive loss	$ (8,928,869)								
Dividends paid, $0.60 per share (note 24)		—	—	—	—	—	(2,125,525)	—	(2,125,525)
Allocation of ESOP common stock		—	—	84,092	—	39,599	—	—	123,691
Issuance of common stock		—	—	(69,477)	909,842	—	—	—	840,365
Purchase of common stock for treasury		—	—	—	(8,716,146)	—	—	—	(8,716,146)
Balance at September 30, 2003		19,822,405	$ 198,224	37,491,011	(7,836,234)	(2,624,940)	59,190,493	143,940,528	230,359,082

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,091,294	2,900,135	4,756,102
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	25,000	250,000	500,000
Depreciation and amortization	1,010,138	706,179	736,700
Allocation of ESOP common stock	123,691	962,262	—
Deferred income tax expense (benefit)	251,059	(686,521)	(5,489,638)
Gain on sale of premises and equipment	(667)	—	—
Equity in loss of limited partnerships	106,746	564,164	1,200,488
Amortization (accretion) of premiums and discounts, net	3,152,840	729,532	(2,972,099)
Gain on sale of loans	(2,775,256)	(1,859,961)	(1,580,257)
Proceeds from sale of loans	111,715,049	80,753,296	65,366,632
Originations and purchases of loans held for sale	(102,528,645)	(77,593,422)	(64,253,762)
Gain on sale of Freddie Mac common stock	(773,368)	—	—
(Gain) loss on sales of mortgage-backed securities, collateralized mortgage obligations, and other investments	(107,038)	816,223	1,023
Provision for loss on other real estate owned	56,486	13,000	—
Loss on sales of real estate owned	81,078	72,576	122,266
Changes in assets and liabilities:			
Decrease (increase) in accrued interest and dividends receivable	329,009	(89,102)	1,301,025
Decrease (increase) in other assets	88,224	251,239	(1,136,640)
(Decrease) increase in other liabilities	(686,525)	216,177	4,748,316
Net cash provided by operating activities	13,159,115	8,005,777	3,300,156
Cash flows from investing activities:			
Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations available for sale	8,253,369	136,845,298	189,420,664
Principal collections on mortgage-backed securities and collateralized mortgage obligations available for sale	709,327,602	147,147,443	52,471,823
Purchases of mortgage-backed securities and collateralized mortgage obligations available for sale	(659,225,249)	(412,888,459)	(183,717,769)
Purchases of other investment securities available for sale	(12,997,462)	(36,337,911)	(48,174)
Proceeds from sale of other investment securities available for sale	—	22,162,639	15,564,771
Proceeds from sale of Freddie Mac common stock	804,555	—	—
Proceeds from maturities of other securities available for sale	4,300,000	2,000,000	—
Purchase of FHLB stock	(17,732,500)	(2,777,500)	—
Proceeds from redemption of FHLB stock	18,937,500	—	1,000,000
Net cash paid for EBA Bancshares, Inc.	(3,791,005)	—	—
Net (increase) decrease in loans receivable, exclusive of loan sales	(30,438,092)	5,586,826	27,618,347
Proceeds from sale of real estate owned	508,001	1,341,575	831,149
Purchases of premises and equipment, net of dispositions	(2,357,329)	(1,894,341)	(1,742,079)
Net cash provided by (used in) investing activities	15,589,390	(138,814,430)	101,398,732

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended September 30, 2003, 2002 and 2001

(Continued)

	2003	2002	2001
Cash flows from financing activities:			
Issuance of common stock in stock offering	$ —	34,047,819	—
Purchase of common stock for treasury	(8,716,146)	(29,930)	—
Offering proceeds in escrow	—	(19,978,915)	19,978,915
Dividends paid	(2,125,525)	(733,698)	—
Net increase (decrease) in deposits	6,582,421	10,391,355	(74,015,676)
Proceeds from Federal Home Loan Bank advances	814,050,000	220,450,000	434,935,014
Principal payments on advances from Federal Home Loan Bank	(820,950,000)	(158,200,000)	(457,935,014)
Proceeds from other borrowings	1,334,401,330	1,428,577,887	1,471,021,087
Principal payments on other borrowings	(1,350,023,110)	(1,389,288,887)	(1,490,815,587)
Net decrease in advance payments by borrowers for taxes and insurance	(165,123)	(437,565)	(204,492)
Capital contribution	—	—	273,147
Net cash (used in) provided by financing activities	(26,946,153)	124,798,066	(96,762,606)
Net increase (decrease) in cash and cash equivalents	1,802,352	(6,010,587)	7,936,282
Cash and cash equivalents at beginning of year	10,118,137	16,128,724	8,192,442
Cash and cash equivalents at end of year	$ 11,920,489	10,118,137	16,128,724
Supplemental disclosures of cash flow information:			
Interest paid	$ 18,932,056	22,154,352	32,688,743
Income taxes paid	1,349,568	5,134,322	2,947,150
Investing activities:			
Transfer of assets held for sale to premises and equipment	415,870	—	—
Financing activities:			
Real estate acquired through foreclosure of the loans receivable	419,524	1,662,627	757,564
Issuance of common stock under stock benefit plans	840,365	—	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The consolidated financial statements of Charter Financial Corporation and subsidiaries (the Company) include the financial statements of Charter Financial Corporation and the following wholly owned subsidiaries: CharterBank (the Bank) and Charter Insurance Company. All intercompany accounts and transactions have been eliminated in consolidation.

Charter Financial Corporation was formed through the reorganization of CharterBank in October 2001. The consolidated financial statements of Charter Financial Corporation and subsidiaries reflect the assets and liabilities transferred in such reorganization and the related earnings thereon. Refer to note 2 for further discussion of this reorganization.

CharterBank was organized as a federally chartered mutual savings and loan association in 1954. CharterBank is primarily regulated by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC), and undergoes periodic examinations by those regulatory authorities.

The Company primarily provides mortgage loans and a full range of deposit products to individual customers through its main office in West Point, Georgia and seven full-service branch offices located in LaGrange, Georgia, Auburn, Alabama, and Valley, Alabama. In addition, the Company operates four loan production offices located in various Georgia and Alabama locations. The Company primarily competes with other financial institutions in its market area within west central Georgia and east central Alabama. The Company considers its primary lending market to be the states of Georgia and Alabama.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the financial institutions industry. The following is a summary of the significant accounting policies that the Company follows in presenting its consolidated financial statements.

(a) *Basis of Presentation*

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and mortgage loan prepayment assumptions used to determine the amount of revenue recognition on mortgage-backed securities and collateralized mortgage obligations. In connection with the determination of the allowance for loan losses and the value of real estate owned, management obtains independent appraisals for significant properties. In connection with the determination of revenue recognition on mortgage-backed securities and collateralized mortgage obligations, management obtains independent estimates of mortgage loan prepayment assumptions, which are based partly on historical prepayments and current interest rates.

A substantial portion of the Company's loans is secured by real estate located in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

(b) Cash Equivalents

Cash equivalents, as presented in the consolidated financial statements, include amounts due from other depository institutions and interest-bearing deposits in other financial institutions. Generally, interest-bearing deposits in other financial institutions are for one-day periods.

(c) Investments, Mortgage-Backed Securities, and Collateralized Mortgage Obligations

Investments, mortgage-backed securities, and collateralized mortgage obligations available for sale are reported at fair value, as determined by independent quotations. Investment in stock of a Federal Home Loan Bank is required of every federally insured financial institution who utilizes its services. Generally, the Federal Home Loan Bank will repurchase excess stock at cost; accordingly, the investment in Federal Home Loan Bank stock is carried at cost which approximates its fair value.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities and collateralized mortgage obligations are amortized and accreted to interest income using the interest method over the remaining lives of the securities, taking into consideration assumed prepayment patterns.

Gains and losses on sales of investments, mortgage-backed securities, and collateralized mortgage obligations are recognized on the trade date, based on the net proceeds received and the adjusted carrying amount of the specific security sold.

A decline in the market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for that security. At September 30, 2003, the Company did not have any securities with other than temporary impairment.

(d) Loans and Interest Income

Loans are reported at the principal amounts outstanding, net of unearned income, deferred loan fees/origination costs, and the allowance for loan losses. Loans held for sale are carried at the lower of aggregate cost or market, with market determined on the basis of open commitments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market.

Interest income is recognized using the simple interest method on the balance of the principal amount outstanding. Unearned income, primarily arising from deferred loan fees, net of certain origination costs, and deferred gains on the sale of the guaranteed portion of Small Business Administration (SBA) loans, is amortized over the lives of the underlying loans using the interest method over the estimated life of the loans.

The accrual of interest income is discontinued on loans which become contractually past due by 90 days or when reasonable doubt exists as to the full timely collection of interest or principal. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest on nonaccrual loans which is ultimately collected is credited to income in the period received.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The Company considers a loan impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Large pools of smaller balance homogeneous loans, such as consumer and installment loans are collectively evaluated for impairment by the Company. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are recorded as income when received unless full recovery of principal is in doubt.

Gains or losses on the sale of mortgage loans are recognized at settlement dates and are computed as the difference between the sales proceeds received and the net book value of the mortgage loans sold. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset, included in other assets, is amortized using the interest method over the estimated life of the serviced loans considering assumed prepayment patterns.

(e) Allowance for Loan Losses

The allowance for loan losses is adjusted through provisions for loan losses charged or credited to operations. Loans are charged off against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

To the best of management's ability, all known and inherent losses that are both probable and reasonable to estimate have been recorded. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to adjust the allowance based on their judgment about information available to them at the time of their examination.

(f) Real Estate Owned

Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized and charged to the allowance for loan losses. Subsequent write-downs are charged to a separate allowance for losses pertaining to real estate owned, established through provisions for estimated losses on real estate owned charged to operations. Based upon management's evaluation of the real estate acquired through foreclosure, additional expense is recorded when necessary in an amount sufficient to restore the allowance to an adequate level. Gains recognized on the disposition of the properties are recorded in other income.

Costs of improvements to real estate are capitalized, while costs associated with holding the real estate are charged to operations.

(g) Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets range from 20 to 50 years for buildings and improvements and three to 15 years for furniture, fixtures, and equipment.

(h) Mortgage Banking Activities

Statement of Financial Accounting Standards (SFAS) No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Mortgage loan servicing rights are included in other assets. Mortgage servicing rights are stated at cost, less accumulated amortization and impairment valuation allowance. The Company recognizes, as separate assets, rights to service mortgage loans for others, either purchased or through Company originations. Mortgage servicing rights which are acquired through either the purchase or origination of mortgage loans are recognized as separate assets when the Company sells or securitizes those loans with servicing rights retained. For originated and purchased mortgage loans, the amount of the mortgage servicing rights to be recognized is determined based upon an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Fair value is determined by discounted cash flow analyses using appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates, and discount rates. For mortgage servicing rights acquired separate from the mortgage loans, the Company capitalizes the amount paid.

The cost of the mortgage servicing rights is amortized in proportion to and over the period of net servicing income which is estimated to be generated by the underlying mortgage servicing rights.

In accordance with SFAS No. 140, the Company periodically assesses its capitalized mortgage servicing rights for impairment based upon the fair value of those rights. To measure the fair value of its mortgage servicing rights, the Company uses discounted cash flow analyses taking into consideration appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates, and discount rates. The Company stratifies its capitalized mortgage servicing rights for the purpose of evaluating impairment, taking into consideration relevant risk characteristics, including loan type, note rate, and note term. If the recorded amount of the mortgage servicing rights exceeds the fair value, the amount of the impairment is recognized through a valuation allowance, with a corresponding charge to operations. Additionally, the Company will prospectively accelerate future amortization if a reduction in expected future net servicing income is estimated.

Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.

(i) ***Insurance***

At September 30, 2003, the Company was covered under a $5,000,000 banker's blanket bond policy and a $2,000,000 errors and omissions policy. The Company is also covered with a $10,000,000 umbrella policy.

(j) ***Investment in Limited Partnerships***

The carrying value of the Company's share (based on its underlying ownership interest) of limited partnerships is based on the Company's original investment adjusted for its pro rata share of the partnerships' net income or losses.

(k) ***Income Taxes***

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) ***Comprehensive Income***

Comprehensive income for the Company consists of net income for the period and unrealized holding gains and losses on investments, mortgage-backed securities, and collateralized mortgage obligations classified as available for sale, net of income taxes.

(m) ***Goodwill and Other Intangible Assets***

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairments of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in financial statements at the date of adoption.

Goodwill and other intangible assets include costs in excess of net assets acquired and deposit premiums recorded in connection with the acquisition of EBA Bancshares, Inc. The deposit premium is being amortized using the double-declining balance method over 13 years.

In accordance with the provisions of SFAS No. 142, the Company will test its goodwill for impairment annually. If indicators of impairment were present in amortizable intangible assets and undiscounted future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified.

(n) Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in the interim financial information. The Company adopted the provisions of SFAS No. 148 effective October 1, 2002.

The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method included in SFAS No. 123, the Company's net income and income per share for 2003 and 2002 would have been reduced to the pro forma amounts indicated below:

		2003	2002
Net income	$	3,091,294	2,900,135
Deduct:			
Total stock-based compensation expense determined under fair value based method, net of related tax effect		148,596	7,735
Pro forma net income	$	2,942,698	2,892,400
Net income per common share – basic:			
As reported		0.16	0.15
Pro forma		0.15	0.15
Net income per common share – diluted:			
As reported		0.16	0.15
Pro forma		0.15	0.15

No stock options were granted during the years ended September 30, 2003 and 2001.

(o) ***Income Per Share***

Basic net income per share is computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, *Earnings Per Share*. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus common share equivalents resulting from dilutive stock options, determined using the treasury stock method.

(p) ***Accounting Pronouncements***

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method* and requires that those transactions be accounted for in accordance with FASB Statements No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* In addition, SFAS No. 147 amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the affected institutions initially applied SFAS No. 142 in its entirety, if such goodwill resulted from a business combination. The Company had no goodwill at the time of adoption of SFAS No. 142.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor's obligations under certain guarantees that it has issued. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities and Interpretation of ARB No. 51* (FIN 46). FIN 46 establishes the criteria for consolidating variable interest entities. The adoption of FIN 46 did not have a material impact on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have a significant effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that SFAS No. 150 will have a significant effect on its consolidated financial statements.

(2) Reorganization

On October 16, 2001, CharterBank completed a reorganization into a two-level holding company structure with a sale of 20% of the stock of the mid-tier holding company – Charter Financial Corporation. CharterBank converted its charter into a mutual holding company charter and changed its name to First Charter, MHC which then contributed all its assets except $100,000 cash and 400,000 shares of Freddie Mac common stock to a newly formed mid-tier holding company, Charter Financial Corporation, in exchange for 80% of the stock in Charter Financial Corporation. Charter Financial Corporation sold 20% of its stock in a minority stock offering for net proceeds of $37,219,399, including proceeds for 317,158 shares purchased by Charter Financial Corporation for its Employee Stock Ownership Plan (ESOP). Charter Financial Corporation then contributed 2,555,000 shares of Freddie Mac common stock, 50% of the net proceeds of the offering and the banking assets and liabilities to its newly formed, wholly owned thrift subsidiary, CharterBank. Charter Financial Corporation also contributed 400,000 shares of Freddie Mac common stock to its wholly owned insurance subsidiary, Charter Insurance Company. Charter Financial Corporation retained the stock of Charter Insurance Company, 1,700,000 shares of Freddie Mac common stock, and 50% of the net proceeds of the stock offering. Management believes that CharterBank has continued its classification as "well capitalized" under the regulatory framework for prompt corrective action, following this reorganization.

The consolidated financial statements of Charter Financial Corporation and subsidiaries for the year ended September 30, 2001 reflect the assets and liabilities transferred to the Company in the reorganization. Specifically, historical financial information is that of the predecessor entity, CharterBank and subsidiary, adjusted to retroactively reflect the transfer of the 400,000 shares of Freddie Mac common stock and the $100,000 in cash to First Charter, MHC. Operating data has also been retroactively adjusted for such effects; furthermore, for the year ended September 30, 2001, the Company has reflected the retention of the net capital resulting from the dividend income on such 400,000 shares of Freddie Mac common stock, net of income taxes, as contributed capital in its equity.

(3) Business Combinations

Effective February 21, 2003, the Company acquired all of the issued and outstanding shares of EBA Bancshares, Inc. (EBA), Opelika, Alabama, and its wholly owned banking subsidiary, Eagle Bank of Alabama, for a purchase price of approximately $8,600,000 in cash. The acquisition has been accounted for using the purchase method of accounting and, hence, the results of operations of EBA have been included in the consolidated financial statements beginning on the aforementioned effective date. The assets and liabilities of EBA, including purchase accounting adjustments, as of the date of the acquisition, were as follows:

Loans, net	$ 53,846,691
Other earning assets	8,050,055
Other assets	2,659,402
Goodwill and other intangibles	6,301,223
	70,857,371
Deposits	62,056,965
Other liabilities	156,833
Purchase price, including acquisition costs	$ 8,643,573

The following summarizes the unaudited pro forma consolidated results of operations assuming EBA was acquired in a purchase accounting transaction on October 1, 2001.

		Year ended September 30	
		2003	2002
Interest income	$	35,706,000	42,483,000
Interest expense		19,783,000	24,621,000
Net interest income before provision for loan losses		15,923,000	17,862,000
Provision for loan losses		1,483,000	554,000
Net interest income after provision for loan losses		14,440,000	17,308,000
Noninterest income		5,886,000	2,272,000
Noninterest expense		19,770,000	16,347,000
Income before income taxes		556,000	3,233,000
Income tax expense		(145,000)	422,000
Net income	$	701,000	2,811,000
Basic and diluted net income per share	$	0.04	0.14

(4) Goodwill and Other Intangible Assets

In conjunction with the acquisition of EBA, the Company acquired the following goodwill and other intangible assets:

Goodwill	$	4,325,282
Deposit premium		1,975,941
	$	6,301,223

Goodwill and other intangible assets include cost in excess of net assets acquired and deposit premiums recorded in connection with the acquisition of EBA. The deposit premium is being amortized using the double-declining balance method over 13 years. The Company recorded amortization expense related to the deposit premium of $133,149 for the year ended September 30, 2003.

At September 30, 2003, other intangible assets is summarized as follows:

Deposit premium	$	1,975,941
Less accumulated amortization		133,149
	$	1,842,792

Amortization expense for the next five years is as follows:

2004	$	213,955
2005		188,627
2006		166,675
2007		147,684
2008		136,864
	$	853,805

(5) Investment Securities

Investment securities available for sale are summarized as follows:

	September 30, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Freddie Mac common stock	$ 6,285,345	236,618,655	—	242,904,000
Other:				
U.S. Government agencies	$ 12,981,472	57,457	146,794	12,892,135
Corporate debt	8,632,364	106,057	1,953	8,736,468
	$ 21,613,836	163,514	148,747	21,628,603

	September 30, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Freddie Mac common stock	$ 6,316,533	253,897,967	—	260,214,500
Corporate debt	$ 12,175,282	57,998	174,715	12,058,565

The amortized cost and estimated fair value of investment debt securities available for sale as of September 30, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized cost	Estimated fair value
One year or less	$	7,505,595	7,507,712
After one year through five years		8,885,078	8,942,535
After five years through ten years		4,096,394	3,949,600
After ten years		1,126,769	1,228,756
	$	21,613,836	21,628,603

The Company's investment in Federal Home Loan Bank stock was $13,610,000 and $14,365,000 at September 30, 2003 and 2002, respectively. Under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the investment in Federal Home Loan Bank stock is carried at cost because it is considered a restricted stock investment. The investment in Federal Home Loan Bank stock was not considered impaired at September 30, 2003 and 2002.

Proceeds from sales of investment securities and Freddie Mac common stock during 2003, 2002, and 2001 were $804,555, $22,162,639, and $15,564,771, respectively. Gross gains of $773,368 and $129,068 were realized on those sales for 2003 and 2002, respectively, and gross realized losses on sales of investment securities for 2002 and 2001 were $1,565,121 and $42,229, respectively.

Investment securities with an aggregate carrying amount of $19,891,948 and $6,998,404 at September 30, 2003 and 2002, respectively, were pledged to collateralize Federal Home Loan Bank advances and securities sold under agreements to repurchase.

(6) Mortgage-Backed Securities and Collateralized Mortgage Obligations

Mortgage-backed securities and collateralized mortgage obligations available for sale are summarized as follows:

	September 30, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA certificates	$ 89,364,541	1,223,688	180,269	90,407,960
GNMA certificates	14,531,391	387,325	—	14,918,716
FHLMC certificates	13,378,196	2,125	113,799	13,266,522
Collateralized mortgage obligations:				
FNMA	136,101,123	142,161	2,723,134	133,520,150
FHLMC	86,818,483	121,579	872,118	86,067,944
Other	56,441,159	159,496	349,659	56,250,996
	$ 396,634,893	2,036,374	4,238,979	394,432,288

	September 30, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA certificates	$ 31,102,710	516,716	29,492	31,589,934
GNMA certificates	24,189,302	524,533	—	24,713,835
FHLMC certificates	6,743,633	96	11,452	6,732,277
Collateralized mortgage obligations:				
FNMA	126,787,882	266,761	701,584	126,353,059
GNMA	2,139,366	—	5,712	2,133,654
FHLMC	239,569,568	616,885	1,007,445	239,179,008
Other	25,181,629	172,150	115,076	25,238,703
	$ 455,714,090	2,097,141	1,870,761	455,940,470

Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations during 2003, 2002, and 2001 were $8,253,369, $136,845,298, and $189,420,664, respectively. Gross gains of $107,038, $785,965, and $704,315 and gross losses of $0,

$166,135, and $663,109 were realized on those sales for 2003, 2002, and 2001, respectively.

Mortgage-backed securities and collateralized mortgage obligations with an aggregate carrying amount of $335,955,405 and $350,844,438 at September 30, 2003 and 2002, respectively, were pledged to secure Federal Home Loan Bank advances and to collateralize securities sold under agreements to repurchase.

The following table shows additional information related to the collateralized mortgage obligations held by the Company:

	September 30, 2003			
	Fair value	Weighted average life	Yield	Net unrealized gain (loss)
Fixed rate	$ 103,123,995	1.71 years	3.28%	$ (3,179,137)
Variable rate	172,715,095	6.52 years	2.18	(342,538)
Total	$ 275,839,090	5.43 years	2.59%	$ (3,521,675)

	September 30, 2002			
	Fair value	Weighted average life	Yield	Net unrealized gain (loss)
Fixed rate	$ 114,842,635	1.55 years	6.06%	$ 892,527
Variable rate	278,061,789	0.84 years	2.85	(1,666,548)
Total	$ 392,904,424	1.05 years	3.79%	$ (774,021)

The weighted average lives and yields in the above table are based on the average life utilizing the previous three months of prepayment speeds from September 30, 2003 and 2002, respectively. Different prepayment assumptions may result in different average lives and thus different yields.

(7) Derivative Instruments

During 2003, the Company initiated a covered call program on its Freddie Mac common stock. The Company sold a total of 326,500 options during 2003 of which 165,000 options expired or were bought back by the Company, and of which 15,000 were exercised by the holder. At no time during 2003 did the Company have more than 250,000 options outstanding.

The options are derivative instruments as defined by SFAS No. 133 and as such are recorded at fair value. The Company does not account for the options as hedges and as a result the change in fair value is recorded in the income statement. At September 30, 2003, 146,500 options were outstanding with a fair value of $87,935.

(8) Loans Receivable

Loans receivable are summarized as follows:

		September 30	
		2003	2002
1-4 family residential real estate mortgage	$	133,305,460	100,471,989
Commercial real estate		111,188,786	68,015,594
Commercial		21,633,914	16,586,857
Real estate construction		26,530,498	17,497,332
Consumer and other		19,672,561	19,969,916
Undisbursed proceeds of loans in process		(12,454,021)	(8,535,361)
Loans receivable, net of undisbursed proceeds of loans in process		299,877,198	214,006,327
Less:			
Unamortized loan origination fees, net		544,202	173,319
Allowance for loan losses		6,779,576	5,179,048
	$	292,553,420	208,653,960

In addition to the above, the Company was servicing loans primarily for others with aggregate principal balances of $50,477,309, $95,879,380, and $132,506,482 at September 30, 2003, 2002, and 2001, respectively.

Loans to certain executive officers, directors, and their associates totaled $418,666 and $662,003 at September 30, 2003 and 2002, respectively. Management believes that such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during 2003 with respect to such aggregate loans to these individuals and their associates and affiliated companies:

Balance at September 30, 2002	$	662,003
New loans		244,288
Repayments		(487,625)
Balance at September 30, 2003	$	418,666

At September 30, 2003 and 2002, the Company had $5,123,917 and $3,012,869, respectively, of nonaccrual loans. The following is a summary of interest income relating to nonaccrual loans for the years ended September 30, 2003, 2002, and 2001.

		2003	2002	2001
Interest income at contractual rate	$	468,007	262,125	246,086
Interest income actually recorded		(331,571)	(213,210)	(141,609)
Reduction of interest income	$	136,436	48,915	104,477

The following is a summary of transactions in the allowance for loan losses:

		2003	2002	2001
Balance at beginning of year	$	5,179,048	5,289,778	6,346,001
Allowance acquired in business combination		2,177,369	—	—
Loans charged off		(1,044,152)	(816,074)	(2,096,532)
Recoveries on loans previously charged off		442,311	455,344	540,309
Provision for loan losses charged to operations		25,000	250,000	500,000
Balance at end of year	$	6,779,576	5,179,048	5,289,778

At September 30, 2003 and 2002, pursuant to the definition within SFAS No. 114, the Company had impaired loans of approximately $2,220,000 and $2,113,000. There were no specific allowances attributable to impaired loans at September 30, 2003 and 2002.

The average recorded investment in impaired loans for the years ended September 30, 2003, 2002, and 2001 was approximately $2,167,000, $1,405,000, and $948,000, respectively. Interest income recognized on impaired loans for the years ended September 30, 2003, 2002, and 2001, was not significant.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

A summary of the Company's financial instruments with off-balance sheet risk at September 30, 2003 and 2002 is as follows:

		2003	2002
Financial instruments whose contract amounts represent credit risk – commitments:			
Mortgage loans	$	11,989,625	1,099,686
Open-end consumer loans		8,686,462	7,065,485
Open-end commercial loans		6,087,590	4,186,697
Construction loans		12,454,021	8,535,361
Total commitments	$	39,217,698	20,887,229

The Company was also committed to sell loans of approximately $88,500 and $1,051,000 at September 30, 2003 and 2002, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but consists primarily of residential real estate.

The following summarizes the Company's commitments to fund fixed rate loans at September 30, 2003 and 2002:

		Amount	Range of rates
September 30, 2003	$	10,630,150	5.25-7.00%
September 30, 2002		1,099,686	6.00-8.50%

In the origination of mortgage loans, the Company enters into adjustable interest rate contracts with caps and floors written with the intent of managing its interest rate exposure. Interest rate caps and floors enable customers and the Company to transfer, modify, or reduce their interest rate risk. At September 30, 2003 and 2002, adjustable rate mortgage loans with interest rate caps and floors amounted to $55,819,000 and $64,453,000, respectively.

(9) Real Estate Owned

At September 30, 2003 and 2002, real estate owned is summarized as follows:

		2003	2002
Real estate acquired through foreclosure	$	683,577	669,618

(10) Accrued Interest and Dividends Receivable

At September 30, 2003 and 2002, accrued interest and dividends receivable are summarized as follows:

		2003	2002
Loans	$	1,405,339	1,133,001
Mortgage-backed securities and collateralized mortgage obligations		1,405,408	1,794,868
Investment securities		280,125	149,119
Other		109,240	187,933
	$	3,200,112	3,264,921

(11) Premises and Equipment

Premises and equipment at September 30, 2003 and 2002 is summarized as follows:

		2003	2002
Land	$	3,601,947	1,873,710
Buildings and improvements		6,890,774	5,193,843
Furniture, fixtures, and equipment		3,910,989	3,622,172
Construction in progress		335,400	14,400
		14,739,110	10,704,125
Less accumulated depreciation		5,356,216	4,460,780
	$	9,382,894	6,243,345

(12) Mortgage Servicing Rights

Activity in mortgage servicing rights (which are included in other assets) for the years ended September 30, 2003, 2002, and 2001 consists of the following:

		2003	2002	2001
Balance at beginning of year	$	591,900	815,984	1,097,284
Capitalized during the year		—	5,795	4,554
Amortization expense		(328,678)	(229,879)	(285,854)
Balance at end of year	$	263,222	591,900	815,984

There was no valuation allowance at September 30, 2003 and 2002.

(13) Investment in Limited Partnership

During 1997, the Company purchased an interest in a limited partnership, which was formed to acquire mortgage servicing rights, for $5,000,000. The Company is allocated approximately 21% of the respective earnings or losses of this partnership. As discussed in note 1, the Company uses the equity method of accounting for its investment in this limited partnership. Accordingly, the Company recognized equity in the net loss of the limited partnership of $106,746 during 2003, $564,164 during 2002, and $1,200,488 during 2001. An independent valuation of the mortgage servicing rights of the limited partnership is performed quarterly. At September 30, 2003, the Company's carrying value in this investment is zero.

Financial information (unaudited), including the balance sheets as of September 30, 2003 and 2002 and the income statements for the years ended September 30, 2003, 2002, and 2001 for the partnership, is as follows:

		2003	2002
Cash	$	466,646	97,392
Accounts receivable		1,278,471	426,800
Mortgage servicing rights, net		604,385	6,475,004
Other assets, primarily current		720,498	38,737
	$	3,070,000	7,037,933
Long-term debt	$	3,070,000	4,930,000
Other liabilities		—	1,590,251
Partners' capital:			
CharterBank		—	106,746
Other partners		—	410,936
	$	3,070,000	7,037,933

		Years ended September 30		
		2003	2002	2001
Revenues	$	597,566	2,097,144	3,486,090
Expenses		1,115,122	4,832,485	9,306,638
Net loss	$	(517,556)	(2,735,341)	(5,820,548)
CharterBank's equity in net loss	$	(106,746)	(564,164)	(1,200,488)

(14) Deposits

At September 30, 2003 and 2002, deposits are summarized as follows:

	2003			2002		
	Amount	Range of interest rates	Weighted average interest rate	Amount	Range of interest rates	Weighted average interest rate
Demand, NOW, and money market accounts	$ 84,126,615	0.00-1.64%	0.58%	$ 60,347,303	0.00-2.31%	1.08%
Savings deposits	15,419,473	0.00-4.50	0.30	9,132,228	0.75	0.75
Time deposits by original term:						
Time deposits over $100,000	46,220,957	0.96-8.00	3.04	26,558,187	1.66-8.25	4.15
Other time deposits:						
12 months or less	96,191,722	0.84-7.50	2.32	92,362,319	1.41-8.00	3.13
13-36 months	27,809,364	1.05-8.00	3.80	16,010,689	1.65-7.11	4.35
37 months or more	9,617,577	1.20-5.54	4.29	6,335,596	2.96-6.40	4.81
Total deposits	279,385,708		1.95%	210,746,322		2.61%
Accrued interest payable	502,606			492,611		
	$ 279,888,314			$ 211,238,933		

During 2003 and 2002, the Company actively pursued out of market time deposits from various credit unions and/or brokers as a source of funds. The balance of the credit union deposits was $42,180,547 and $37,668,253 and of the broker deposits was $7,556,601 and $0 at September 30, 2003 and 2002, respectively.

At September 30, 2003, scheduled maturities of time deposits are as follows:

Year ending September 30:	
2004	$ 129,513,939
2005	28,272,370
2006	6,619,013
2007	9,814,677
2008	5,619,621
	$ 179,839,620

Interest expense on deposits for the years ended September 30, 2003, 2002, and 2001 is summarized as follows:

		2003	2002	2001
Demand, NOW, and money market accounts	$	611,164	524,784	814,627
Savings deposits		63,176	79,700	160,912
Time deposits		4,932,906	6,221,017	9,761,981
	$	5,607,246	6,825,501	10,737,520

Deposits of certain officers, directors, and their associates totaled $621,331 and $791,745 at September 30, 2003 and 2002, respectively. Management believes that such deposits have substantially the same terms as those for comparable transactions with other persons.

(15) Borrowings

At September 30, 2003 and 2002, borrowings are summarized as follows:

		2003	2002
Federal Home Loan Bank advances	$	267,100,000	274,000,000
Securities sold under agreements to repurchase		121,341,220	136,963,000
	$	388,441,220	410,963,000

Federal Home Loan Bank advances at September 30, 2003 and 2002 are summarized by year of maturity in the table below:

	2003			2002		
Due	Amount	Interest rates	Weighted average rate	Amount	Interest rates	Weighted average rate
Less than one year	$ 140,100,000	1.30-5.34%	2.40%	$ 93,250,000	1.87-6.49%	2.77%
One to two years	—	—	—	53,750,000	4.53-5.34	4.73
Two to three years	—	—	—	—	—	—
Thereafter	127,000,000	5.40-6.22	5.75	127,000,000	5.40-6.22	5.75
	$ 267,100,000		3.99%	$ 274,000,000		4.53%

At September 30, 2003, the Company has pledged, under a specific collateral lien with the Federal Home Loan Bank (FHLB), all stock of the FHLB, certain qualifying first mortgage loans with unpaid principal balances totaling $104,022,625 and certain mortgage-backed securities, collateralized mortgage obligations, and investment securities with an aggregate fair value of $205,659,852.

The Company has $111,350,000 in adjustable rate advances and $155,750,000 in fixed rate advances from the FHLB at September 30, 2003. As of September 30, 2003, the Company's fixed rate FHLB advances include $125,750,000 of advances that are callable by the FHLB under certain circumstances. As of September 30, 2003, the Company's adjustable rate advances include $25,000,000 of advances which have periodic floors.

At September 30, 2003, the Company had available line of credit commitments with the FHLB totaling $306,458,110 of which $267,100,000 was advanced and $39,358,110 was available at September 30, 2003.

The securities sold under agreements to repurchase at September 30, 2003 are secured by certain mortgage-backed securities, collateralized mortgage obligations, and investment securities with an aggregate fair value of $150,187,501. All securities sold under the agreements to repurchase are under the Company's control. The repurchase agreements at September 30, 2003 and 2002 have maturities of less than 45 days, and provide for the purchase of identical securities and specify delivery of the underlying securities to an approved custodian. The aggregate carrying amount of such securities sold under the agreements to repurchase exceeded the amount of repurchase liabilities by approximately $28,846,281 at September 30, 2003.

The following summarizes pertinent data related to securities sold under the agreements to repurchase for the years ended September 30, 2003, 2002, and 2001:

		2003	2002	2001
Weighted average borrowing rate at year-end		1.26%	2.06%	3.25%
Weighted average borrowing rate during the year		1.58	2.21	5.62
Average daily balance during year	$	108,497,899	107,076,110	117,600,366
Maximum month-end balance during the year		133,608,000	158,727,000	157,962,635

Interest expense on borrowings for the years ended September 30, 2003, 2002, and 2001 is summarized as follows:

	2003	2002	2001
Securities sold under agreements to repurchase	$ 1,718,641	2,369,757	6,603,468
Federal Home Loan Bank advances	11,479,956	12,649,539	14,304,804
	$ 13,198,597	15,019,296	20,908,272

(16) Income Taxes

Income tax expense (benefit) attributable to income from continuing operations for the years ended September 30, 2003, 2002, and 2001 consists of:

	2003	2002	2001
Federal:			
Current	$ 6,175	940,638	6,061,491
Deferred	64,747	(613,127)	(4,847,991)
Total Federal tax expense	70,922	327,511	1,213,500
State:			
Current	(174,691)	230,326	834,120
Deferred	186,312	(73,394)	(641,647)
Total state tax expense	11,621	156,932	192,473
	$ 82,543	484,443	1,405,973

The difference between the actual total provision for Federal and state income taxes and Federal income taxes computed at the statutory rate of 34% for the years ended September 30, 2003 and 2002 and 35% for the year ended September 30, 2001 is summarized as follows:

		2003	2002	2001
Computed "expected" tax expense	$	1,079,105	1,150,757	2,156,726
Increase (decrease) in tax expense resulting from:				
Dividends received deduction		(1,012,874)	(799,570)	(879,263)
State income taxes, net of Federal tax effect		7,670	103,575	125,107
Tax-exempt income of subsidiary		(109,103)	(108,783)	—
Change in the deferred tax asset valuation allowance		(69,190)	69,190	(85,278)
Market value appreciation of ESOP shares		117,091	154,776	—
Other, net		69,844	(85,502)	88,681
	$	82,543	484,443	1,405,973

The effective tax rate for the years ended September 30, 2003, 2002, and 2001 was 2.60%, 14.31%, and 22.82%, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2003 and 2002 are presented below:

		2003	2002
Deferred tax assets:			
Allowance for loan losses	$	1,605,909	968,886
Interest on nonaccrual loans		101,785	—
Deferred compensation		684,968	294,590
Depreciation		—	155,369
Investment in limited partnership		393,208	877,670
Real estate acquired through foreclosure		170,235	162,197
Net operating loss carryforward		306,755	—
Alternative minimum tax credit carryforward		501,819	—
Other		96,553	293,921
Total gross deferred tax assets		3,861,232	2,752,633
Less valuation allowance		—	69,190
Net deferred tax assets		3,861,232	2,683,443
Deferred tax liabilities:			
Deferred loan costs, net		434,891	361,116
Depreciation		128,458	—
Mortgage servicing rights		99,050	226,376
Investment securities market adjustment for tax reporting		816,881	35,968
Net unrealized holding gains on securities available for sale		90,490,299	98,046,949
Federal Home Loan Bank stock dividends		11,198	42,419
Other		76,785	10,958
Total gross deferred tax liabilities		92,057,562	98,723,786
Net deferred tax liabilities	$	88,196,330	96,040,343

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at September 30, 2003.

(17) Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (Plan) which covers substantially all of its employees. Prior to January 1, 2002, the Company matched up to 50% of employee contributions to the Plan, up to 8% of employee compensation, and made additional discretionary contributions. Effective January 1, 2002, the Company terminated its match of employee contributions to the Plan. The Company made contributions to the Plan of $45,859 and $228,531 in 2002 and 2001, respectively.

During 1996, the Company implemented a short-term incentive plan which covers substantially all employees. The Company also implemented a long-term incentive plan which covers key employees. For the years ended September 30, 2003, 2002, and 2001, the Company expensed $1,024,324, $361,066, and $1,023,783, respectively, related to the incentive plans.

During 2002, the Company adopted the 2001 Stock Option Plan (the 2001 Plan) which allows for stock option awards for up to 396,448 shares of the Company's common stock to eligible directors and key employees of the Company. During 2003, the Company amended the 2001 Plan to allow for stock option awards for up to 707,943 shares. Under the provisions of the 2001 Plan, the option price is determined by a committee of the board of directors at the time of grant and may not be less than 100% of the fair market value of the common stock on the date of grant of such option. When granted, these options vest over a five-year period or upon death, disability, or qualified retirement. All options must be exercised within a ten-year period. The Company may grant either incentive stock options which qualify for special Federal income tax treatment or nonqualified stock options which do not receive such tax treatment.

The following table summarizes activity in the 2001 Plan by shares under option and weighted average exercise price per share:

	Shares		Exercise price/share
Options outstanding – September 30, 2001	—	$	—
Granted in 2002	152,000		29.26
Options outstanding – September 30, 2002	152,000		29.26
Granted in 2003	—		—
Options outstanding – September 30, 2003	152,000	$	29.26
Options exercisable at end of year – September 30, 2002	—	$	—
Options exercisable at end of year – September 30, 2003	35,200		29.26

The following table summarizes information about the 2001 Plan at September 30, 2003:

Number outstanding at September 30, 2003	Weighted average remaining contractual life in years	Exercise price per share	Weighted average exercise price per share
152,000	9	$ 29.26	$ 29.26

The fair value of each option grant is estimated on the date of grant using a minimum value option price assessment with weighted average assumptions used and estimated fair values for the year ended September 30, 2002 as follows:

Risk-free interest rate	3.76%
Dividend yield	3.00%
Expected life at date of grant	7 years
Volatility	29.00%
Weighted average grant-date fair value	$ 7.52

No options were granted during the year ended September 30, 2003.

During 2002, the Company implemented a benefit restoration plan (Benefit Plan) which covers the chief executive officer of the Company and any employees of the Company who are designated as eligible to participate in the Benefit Plan by resolution of the board of directors of the Company. The Benefit Plan restores the benefits in tax-qualified plans that are limited by the Internal Revenue Code. Also, in the case of a participant who retires before the repayment in full of a loan to the Employee Stock Ownership Plan, the restorative payments include a payment in lieu of the shares that would have been allocated if employment had continued through the full term of the loan. The participant in the Benefit Plan is entitled to contributions to the Benefit Plan upon termination of service, attainment of age 55, retirement or death. The Company expensed $62,949 and $137,894 related to the Benefit Plan during the years ended September 30, 2003 and 2002, respectively.

During 2002, the Company implemented the 2001 Recognition and Retention Plan (Retention Plan). In connection with the Retention Plan, a committee of the board of directors has been authorized to grant up to 158,579 restricted stock awards to certain employees and directors of the Company. During 2003, the Company amended the Retention Plan to allow for restricted stock awards for up to 283,177 awards. The Company has established a grantor trust to purchase these common shares of the Company on the open market or in private transactions. The grantor trust will not purchase previously authorized but unissued common shares from the Company and is not authorized to purchase more than 283,177 shares of common stock of the Company.

In July 2002, the Company granted as restricted stock awards 133,240 shares of the 158,579 shares reserved for the plan to eligible employees and directors of the Company, as defined by the Retention Plan. Such common shares had a fair value of $27.60 per share at date of grant which aggregated $3,678,445 in fair value. Vesting in the shares of the Retention Plan is 20% per year for each year of service with full vesting after five years of service or upon death, disability, or qualified retirement. The Company expensed $1,637,177 and $433,283 related to the Retention Plan during the years ended September 30, 2003 and 2002, respectively, and will continue to record compensation over the five-year vesting period. As of September 30, 2003 and 2002, the grantor trust has purchased 283,177 shares and 1,000 shares, respectively, of the Company's common stock which are disclosed as treasury shares in the consolidated balance sheet until such shares are vested in the Retention Plan.

During 2002, the Company implemented the Employee Stock Ownership Plan (ESOP) which covers substantially all of its employees. During the stock offering of the Company, the ESOP trust borrowed $3,171,580 from the Company to purchase 317,158 shares for allocation under the ESOP. The loan to the ESOP is reflected as unearned compensation in stockholders' equity. As the Company receives principal payments on the loan, shares are released for allocation to participants in the ESOP and unearned compensation is reduced. Shares of the Company are freed for allocation to participants in the ESOP based on the principal and interest allocation method. Vesting in the shares of the ESOP occurs after five years of service. Participants in the ESOP may receive a distribution equal to the value of their account upon retirement, death, disability, termination of employment, or termination of the ESOP. The Company records compensation expense associated with the ESOP based on the average market price of the total shares committed to be released during the year as well as the dividends declared on the unallocated shares. The Company expensed $675,701 and $1,021,461 related to the ESOP during the years ended September 30, 2003 and 2002, respectively. The Company committed to be allocated 17,000 shares and 33,704 shares to participants in the plan during the years ended September 30, 2003 and 2002, respectively. At September 30, 2003, there were 10,913 shares in suspense in the ESOP, representing shares which were not allocated to participants resulting from additional principal payments made by the Company over the principal amount determined under the principal and interest allocation method.

(18) Commitments and Contingent Liabilities

In the normal course of business, the Company is party (both as plaintiff and defendant) to certain matters of litigation. In the opinion of management and counsel, none of these matters should have a material adverse effect on the Company's financial position or results of operations.

(19) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

(a) Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments and Mortgage-Backed Securities and Collateralized Mortgage Obligations Available for Sale

The fair value of investments and mortgage-backed securities and collateralized mortgage obligations available for sale is estimated based on bid quotations received from securities dealers. The Federal Home Loan Bank stock is considered a restricted stock and is carried at cost which approximates its fair value.

The following table presents the fair value at September 30, 2003 and 2002:

	2003	2002
Freddie Mac common stock	$ 242,904,000	260,214,500
U.S. Government agencies	12,892,135	—
Corporate debt	8,736,468	12,058,565
Mortgage-backed securities and collateralized mortgage obligations	394,432,288	455,940,470
Federal Home Loan Bank stock	13,610,000	14,365,000
	$ 672,574,891	742,578,535

(c) *Loans Receivable*

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The following table presents information for loans at September 30, 2003 and 2002:

	2003		2002	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
1-4 family residential real estate	$ 133,305,460	134,808,908	100,471,989	103,580,992
Commercial real estate	111,188,786	113,267,706	68,015,594	70,576,930
Commercial	21,633,914	21,700,390	16,586,857	16,364,679
Real estate construction	14,076,477	14,101,548	8,961,971	8,931,323
Consumer and other	19,672,561	19,823,050	19,969,916	20,160,624
Unamortized loan origination fees, net	(544,202)	(544,202)	(173,319)	(173,319)
Allowance for loan losses	(6,779,576)	(6,779,576)	(5,179,048)	(5,179,048)
	$ 292,553,420	296,377,824	208,653,960	214,262,181
Loans held for sale	$ 2,026,261	2,058,892	8,437,409	8,582,332

(d) ***Mortgage Servicing Rights***

The fair value of mortgage servicing rights approximates its carrying value due to the Company's evaluation of the underlying loan portfolio and subsequent adjustment for loan prepayments and other market conditions.

(e) ***Deposits***

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of September 30, 2003 and 2002. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The following table presents information for deposits at September 30, 2003 and 2002:

	2003		2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Demand, NOW, and money market accounts	$ 84,126,615	84,126,615	60,347,303	60,347,303
Savings deposits	15,419,473	15,419,473	9,132,228	9,132,228
Time deposits	179,839,620	182,985,178	141,266,791	143,588,754
	$ 279,385,708	282,531,266	210,746,322	213,068,285

(f) ***Borrowings***

The fair value of the Company's borrowings is estimated based on the discounted value of contractual cash flows. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities. The following presents information for borrowings at September 30, 2003 and 2002:

	2003		2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Federal Home Loan Bank advances	$ 267,100,000	284,688,977	274,000,000	289,792,951
Securities sold under agreements to repurchase	121,341,220	121,341,220	136,963,000	136,963,000
	$ 388,441,220	406,030,197	410,963,000	426,755,951

(g) ***Accrued Interest and Dividends Receivable and Payable***

The carrying amount of accrued interest and dividends receivable on loans and investments and payable on borrowings and deposits approximate their fair values.

(h) Commitments

The fair value of commitments to extend credit to fund home equity, real estate construction, and real estate mortgage loans is immaterial because the underlying interest rates on such commitments approximate market rates.

(i) Derivatives

The fair value of the outstanding covered call options is determined by the Company based on the current market price of the option.

(j) Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

(20) Regulatory Matters

The Company is required to maintain non-interest-bearing cash reserve balances. The aggregate average cash reserve balances maintained at September 30, 2003 and 2002 to satisfy the regulatory requirement were $1,942,400 and $826,950, respectively.

Under Office of Thrift Supervision regulations, the Company is required to measure its interest rate risk and maintain the interest rate risk within limits the Company establishes.

Based on its asset/liability structure at September 30, 2003, the Company's earnings may be negatively impacted if interest rates increase.

Under provisions of the Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA) of 1989, the Company is required to meet certain core, tangible, and risk-based capital ratios. The regulations require institutions to have a minimum regulatory tangible capital ratio equal to 1.5% of total assets, a minimum 3% core capital ratio, and 8% risk-based capital ratio.

The Federal Deposit Insurance Corporation Improvement Act (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary Federal regulator or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.

As of September 30, 2003, the most recent notification from the OTS categorized CharterBank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, CharterBank must maintain minimum total risk-based, Tier 1 risk-based and core/leverage ratios as set forth in the following table. Management is not aware of the existence of any conditions or events occurring subsequent to September 30, 2003 which would affect CharterBank's well-capitalized classification.

The table of compliance with minimum capital requirements for CharterBank is presented below at September 30, 2003 and 2002 (in thousands):

	2003			
	Tangible capital	**Core/ leverage capital**	**Tier I risk-based capital**	**Total risk-based capital**
Total equity	$ 151,127	151,127	151,127	151,127
General valuation allowances	—	—	—	6,016
Allowable unrealized gains	—	—	—	58,592
Goodwill and other intangible assets	(6,168)	(6,168)	(6,168)	(6,168)
Accumulated other comprehensive income	(78,602)	(78,602)	(78,602)	(78,602)
Regulatory capital	$ 66,357	66,357	66,357	130,965
Total assets	$ 889,640	889,640	889,640	889,640
Regulatory total assets	755,456	755,456		
Risk-weighted assets			480,902	480,902
Capital ratio	8.78%	8.78%	13.80%	27.23%
Regulatory capital category:				
Adequately capitalized or minimum FIRREA requirement equal to or greater than	1.50%	3.00%	N/A	8.00%
Capital exceeding requirement	$ 55,025	43,693	N/A	92,493
Adequately capitalized or minimum FDICIA requirement equal to or greater than		4.00%	4.00%	8.00%
Capital exceeding requirement		$ 36,139	47,121	92,493
Well capitalized, equal to or greater than		5.00%	6.00%	10.00%
Capital exceeding requirement		$ 28,584	37,503	82,875

	2002			
	Tangible capital	**Core/ leverage capital**	**Tier I risk-based capital**	**Total risk-based capital**
Total equity	$ 159,222	159,222	159,222	159,222
General valuation allowances	—	—	—	5,055
Allowable unrealized gains	—	—	—	68,586
Accumulated other comprehensive income	(85,581)	(85,581)	(85,581)	(85,581)
Regulatory capital	$ 73,641	73,641	73,641	147,282
Total assets	$ 864,359	864,359	864,359	864,359
Regulatory total assets	724,980	724,980		
Risk-weighted assets			450,764	450,764
Capital ratio	10.16%	10.16%	16.34%	32.67%
Regulatory capital category:				
Adequately capitalized or minimum FIRREA requirement equal to or greater than	1.50%	3.00%	N/A	8.00%
Capital exceeding requirement	$ 62,766	51,892	N/A	111,221
Adequately capitalized or minimum FDICIA requirement equal to or greater than		4.00%	4.00%	8.00%
Capital exceeding requirement		$ 44,642	55,610	111,221
Well capitalized, equal to or greater than		5.00%	6.00%	10.00%
Capital exceeding requirement		$ 37,392	46,595	102,206

(21) Related Parties

During the years ended September 30, 2003, 2002, and 2001, the Company paid approximately $111,000, $140,000, and $93,000, respectively, in legal fees in the normal course of business to a law firm in which a partner is related to two board members.

The Company currently leases a branch facility and parking lot. The leases are from a partnership in which a Company executive and other related parties are partners. The facility lease expires July 31, 2008. The parking lot lease is presently being paid month-to-month. During the years ended September 2003, 2002, and 2001, lease expense relating to these leases was $50,297, $50,297, and $53,029, respectively.

Future minimum lease payments for all leases of the Company are as follows:

2004	$	90,628
2005		52,350
2006		42,000
2007		42,000
2008		35,000
	$	261,978

(22) Condensed Financial Statements of Charter Financial Corporation (Parent Only)

The following represents Parent Company only condensed financial information of Charter Financial Corporation:

Condensed Balance Sheets

	September 30	
Assets	**2003**	**2002**
Cash	$ 9,984,913	16,034,006
Interest-bearing deposits in other banks	586,608	374,014
Freddie Mac common stock	88,209,750	95,030,000
Investment in subsidiaries	165,194,160	173,840,948
Other assets	975,445	359,283
	$ 264,950,876	285,638,251
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$ 1,763,001	789,479
Deferred income taxes	32,828,793	35,683,206
Total liabilities	34,591,794	36,472,685
Stockholders' equity:		
Common stock, $0.01 par value; 19,822,405 shares issued in 2003 and 2002; 19,569,676 and 19,821,405 shares outstanding in 2003 and 2002, respectively	198,224	198,224
Additional paid-in capital	37,491,011	37,476,396
Treasury stock, at cost; 252,729 and 1,000 shares in 2003 and 2002, respectively	(7,836,234)	(29,930)
Unearned compensation – ESOP	(2,624,940)	(2,664,539)
Retained earnings	59,190,493	58,224,724
Accumulated other comprehensive income	143,940,528	155,960,691
Total stockholders' equity	230,359,082	249,165,566
	$ 264,950,876	285,638,251

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

Condensed Statements of Income

		Year ended September 30, 2003	Period ended September 30, 2002
Income:			
Interest income	$	308,107	298,874
Dividend income		1,700,000	1,462,616
Dividend received from Bank		2,500,000	—
Gain on sale of Freddie Mac common stock		773,368	—
Other income		51,975	463
Total operating income		5,333,450	1,761,953
Expenses:			
Salaries and employee benefits		643,789	333,584
Occupancy		16,929	14,925
Legal and professional		294,190	320,798
Marketing		166,631	51,641
Other		71,534	46,347
Total operating expenses		1,193,073	767,295
Income before income taxes		4,140,377	994,658
Income tax expense		169,882	112,555
Loss before (distributions in excess of net income) equity in undistributed net income		3,970,495	882,103
(Distributions in excess of net income) equity in undistributed net income of subsidiaries		(879,201)	2,018,032
Net income	$	3,091,294	2,900,135

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

Condensed Statements of Cash Flows

		Year ended September 30, 2003	Period ended September 30, 2002
Cash flows from operating activities:			
Net income	$	3,091,294	2,900,135
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of Freddie Mac common stock		(773,368)	—
Deferred tax benefit		(233,834)	(85,812)
Distributions in excess of earnings (equity in undistributed net income) of subsidiaries		(879,201)	(2,018,032)
Allocation of ESOP common stock		39,599	507,041
Increase in other assets		(616,162)	(359,283)
Increase in other liabilities		1,813,887	789,479
Net cash provided by operating activities		4,200,617	1,733,528
Cash flows used in investing activities:			
Proceeds from the sale of Freddie Mac common stock		804,555	—
Proceeds of stock offering invested in subsidiary		—	(18,609,699)
Net cash provided by (used in) investing activities		804,555	(18,609,699)
Cash flows from financing activities:			
Issuance of common stock in stock offering		—	34,047,819
Purchase of common stock for treasury		(8,716,146)	(29,930)
Dividends paid		(2,125,525)	(733,698)
Net cash (used in) provided by financing activities		(10,841,671)	33,284,191
Net (decrease) increase in cash		(5,836,499)	16,408,020
Cash and cash equivalents at beginning of period		16,408,020	—
Cash and cash equivalents at end of period	$	10,571,521	16,408,020
Supplemental disclosures of cash flow information:			
Income taxes paid	$	322,150	147,500
Capital contribution from parent in the form of net assets		—	236,915,825
Financing activities:			
Issuance of common stock under stock benefit plans		840,365	—

The OTS imposes various restrictions or requirements on CharterBank's ability to make capital distributions, including cash dividends. A savings bank that is the subsidiary of a savings and loan holding company must file an application or a notice with the OTS at least 30 days before making a capital distribution. CharterBank must file an application for prior approval if the total amount of its capital distributions, including the proposed distribution, for the applicable calendar year would exceed an amount equal to CharterBank's net income for that year plus CharterBank's retained net income for the previous two years. The OTS may disapprove a notice or application if: (a) CharterBank would be undercapitalized following the distribution; (b) the proposed capital distribution raises safety and soundness concerns; or (c) the capital distribution would violate a prohibition contained in any statute, regulation, or agreement. Based on the aforementioned limitation on capital distributions, substantially all of Charter Financial Corporation's investment in CharterBank was restricted from transfer by CharterBank to Charter Financial Corporation in the form of dividends.

(23) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income (loss) which includes the effect of unrealized holding gains (losses) on investment and mortgage securities available for sale in stockholders' equity. The following table sets forth the amounts of other comprehensive income (loss) included in stockholders' equity along with the related tax effect for the years ended September 30, 2003, 2002, and 2001.

	Pretax amount	Tax effect	After tax amount
2003:			
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$ (18,696,407)	7,216,813	(11,479,594)
Less reclassification adjustment for net gains realized in net income	880,406	(339,837)	540,569
Other comprehensive loss	$ (19,576,813)	7,556,650	(12,020,163)
2002:			
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$ (41,364,833)	15,966,825	(25,398,008)
Less reclassification adjustment for net losses realized in net income	(816,223)	315,062	(501,161)
Other comprehensive loss	$ (40,548,610)	15,651,763	(24,896,847)
2001:			
Net unrealized holding gains on investment and mortgage securities available for sale arising during the year	$ 66,704,900	(25,748,085)	40,956,815
Less reclassification adjustment for net losses realized in net income	(1,023)	395	(628)
Other comprehensive income	$ 66,705,923	(25,748,480)	40,957,443

(24) Condensed Financial Statements of First Charter, MHC

The following represents only condensed financial information of First Charter, MHC:

Condensed Balance Sheets

		September 30	
		2003	**2002**
Assets:			
Cash and cash equivalents	$	325,947	232,294
Freddie Mac common stock		20,940,000	22,360,000
Investment in Charter Financial Corporation		184,287,266	199,332,453
Other assets		2,667	2,667
Total assets	$	205,555,880	221,927,414
Liabilities:			
Deferred income taxes	$	7,862,971	8,411,101
Other liabilities		57,255	58,285
Total liabilities		7,920,226	8,469,386
Equity:			
Contributed capital		10,570,790	16,772,462
Retained earnings		59,405,006	58,537,697
Accumulated other comprehensive income		127,659,858	138,147,869
Total equity		197,635,654	213,458,028
Total liabilities and equity	$	205,555,880	221,927,414

Condensed Statements of Income

	Year ended September 30, 2003	Period ended September 30, 2002
Income:		
Dividend income	$ 400,107	344,145
Equity in earnings of subsidiaries	2,473,035	2,320,108
Total operating income	2,873,142	2,664,253
Expenses:		
Salaries and employee benefits	162,553	146,070
Occupancy	3,000	2,875
Legal and professional	26,278	12,500
Marketing	42,000	36,000
Federal insurance premiums and other regulatory fees	1,500	7,750
Charitable contributions	33,000	28,000
Other	25,000	24,489
Total operating expenses	293,331	257,684
Income before income taxes	2,579,811	2,406,569
Income tax expense	12,083	9,784
Net income	$ 2,567,728	2,396,785

First Charter, MHC owns 15,857,924 shares of Charter Financial Corporation common stock and has waived its right to receive dividends on such shares.

KPMG

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Charter Financial Corporation:

We have audited the accompanying consolidated balance sheets of Charter Financial Corporation and subsidiaries (the Company) as of September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial Corporation and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
November 14, 2003

STOCKHOLDER INFORMATION

Our common stock is listed on the Nasdaq National Market System for the Nasdaq Stock Market under the symbol "CHFN." First Charter, MHC owns 15,857,924 shares, or 80% of our outstanding com on stock. At September 30, 2003, there were 19,569,676 shares of common stock issued and outstanding, and there were approximately 275 holders of record. The price range for our common stock for the period from October 1, 2002 to September 30, 2003, based on daily closing prices, and the amounts of dividends we paid during that period, are set forth in the following table.

Period	High	Low	Dividend
October 16, 2001- December 31, 2001	$18.30	$14.25	
January 1, 2002- March 31, 2002	$25.10	$17.95	
April 1, 2002- June 30, 2002	$31.65	$24.18	$0.10 per share
July 1, 2002- September 30, 2002	$30.06	$23.96	$0.10 per share
October 1, 2002- December 31, 2002	$31.23	$26.20	$0.10 per share
January 1, 2003- March 31, 2003	$31.42	$29.59	$0.10 per share
April 1, 2003- June 30, 2003	$32.12	$26.08	$0.20 per share
July 1, 2003- September 30, 2003	$31.65	$28.76	$0.20 per share

The stock price information set forth above has been provided by Bloomberg. High, low, and closing prices and daily trading volumes are reported in most major newspapers.

During the years ended September 30, 2002 and September 30, 2003, we have paid quarterly dividends in the amounts set forth in the table above. The payment of future dividends will be subject to determination by our board of directors, which will take into account, among other factors, our financial condition, results of operations, tax considerations, industry standards, economic conditions and regulatory restrictions that affect the payment of dividends by CharterBank to Charter Financial. We cannot guarantee that we will not reduce or eliminate dividends in the future.

When Charter Financial pays dividends to its stockholders, it is required to pay dividends to First Charter, MHC, unless First Charter, MHC elects to waive dividends. To date, First Charter, MHC has waived dividends paid by Charter Financial. Any decision to waive dividends will be subject to regulatory approval.

Charter Financial is not subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. Our ability to pay dividends in the future depends on cash at Charter Financial and income at Charter Financial, including premiums on covered calls and exercises of covered calls on Freddie Mac common stock. It also depends on the amount of funds available from CharterBank, which CharterBank must provide the Office of Thrift Supervision with 30 days notice of its intention to make a capital distribution to Charter Financial. Office of Thrift Supervision regulations may also limit, in certain circumstances, CharterBank's ability to make capital distributions. CharterBank made a dividend distribution to Charter Financial in September, 2003 of $2.5 million, which was approved by the Office of Thrift Supervision.

Investor Relations
Investor Relations
Charter Financial Corporation
Box 472
West Point, GA 31833
www.charterbank.net
706.645.3202

Independent Accountants
KPMG LLP
303 Peachtree St NE
Suite 2000
Atlanta, GA 30308
www.kpmg.com

Stock Transfer Agent
American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
www.amstock.com
info@amstock.com
1.800.937.5449

Facility Locations

Charter Financial
CORPORATION

Charter BANK
Solid Solutions We're Building Together



ALABAMA
GEORGIA

GEORGIA

Newnan
Loan Production Office
2959 Highway 154
Building C, Suite D
770.502.9840

St. Marys
Loan Production Office
217 Osborne Street
912.882.4990

LaGrange
Full Service Branch
300 Church Street
706.884.2666

West Point
Main Office
600 Third Ave.
706.645.1391

ALABAMA

Monroeville
Loan Production Office
27 North Mt. Plesant Ave.
334.575.5446

Auburn
Full Service Branch
1605 East University Drive
334.887.2212

Full Service Branch
2320 Moores Mill Road
Suite 600
334.501.8604

Opelika
Full Service Branch
3702 Pepperell Parkway
334.749.4412

Full Service Branch
114 South 7th Street
334.749.0266

Phenix City
Loan Production Office
1212 Seventh Ave.
Suite C
334.448.0020

Valley
Full Service Branch
3500 20th Ave.
706.645.1391

Full Service Branch
91 River Road
706.645.1391

Charter Financial
CORPORATION

CharterBANK

600 Third Avenue
West Point, Georgia 31833
706-645-1391

www.charterbank.net
Nasdaq: CHFN